Exhibit 99.1

News Release

November 9, 2012

TELUS Reports Third Quarter 2012 Results

Strong wireless and data results drive earnings growth

Free cash flow up 23 per cent

Quarterly dividend increased to 64 cents per share - up 10.3% from a year ago

CEO to take salary in TELUS shares for fourth consecutive year

Vancouver, B.C. — TELUS Corporation’s third quarter 2012 revenue increased six per cent to  $2.8 billion, while earnings before interest, taxes, depreciation and amortization (EBITDA) increased by five per cent to $1.0 billion. Earnings per share rose eight per cent to $1.08.

TELUS’ growth was primarily generated by a seven per cent increase in wireless revenue and a 12 per cent increase in wireless EBITDA, resulting from a 23 per cent increase in data revenue due to continued smartphone adoption. Wireline revenue growth of four per cent was generated by a 14 per cent increase in data revenue driven by strong TV and high-speed Internet growth.

TELUS’ total customer base of 13 million grew with the addition this quarter of 116,000 new postpaid wireless customers, 42,000 new TV subscribers and 26,000 high-speed Internet customers, partially offset by a moderating network access line loss of 39,000. TELUS’ total wireless subscriber base of 7.6 million is up five per cent year over year and the average revenue per unit increased by 1.5 per cent. The TELUS TV subscriber base of 637,000 is up 41 per cent from a year ago, while high-speed Internet customers are up seven per cent to surpass 1.3 million.

Free cash flow in the third quarter increased 23 per cent from a year ago to $426 million primarily due to higher EBITDA.

Annual guidance for 2012, which was last adjusted in August, has been reaffirmed.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	3 months ended September 30		Per cent
(unaudited)	2012	2011	change
Operating revenues	2,774	2,622	5.8
Operating expenses before depreciation & amortization	1,756	1,654	6.2
EBITDA(1)	1,018	968	5.2
Net income(2)	351	326	7.7
Earnings per share (EPS), basic(2)	1.08	1.00	8.0
Capital expenditures	471	470	0.2
Free cash flow(3)	426	345	23.5
Total customer connections(4)	12.98	12.57	3.3

(1)         See Section 11.1 in the 2012 third quarter Management’s discussion and analysis.

(2)         Net income and EPS for the third quarter of 2012 included favourable income tax-related adjustments of $3 million or one cent per share.

(3)         For definition, see Section 11.2 in 2012 third quarter Management’s discussion and analysis.

(4)         Sum of wireless subscribers, network access lines, total Internet subscribers, and TELUS TV subscribers (IPTV and satellite TV).

“Our long-standing strategy to invest in broadband wireless and wireline data technology, services and applications within our core businesses coupled with a focus on putting customers first has resulted in strong quarterly operational and financial growth,” said Darren Entwistle, TELUS President and CEO. “We attracted 116,000 new postpaid wireless customers, 42,000 new TV customers, and 26,000 new high-speed Internet customers and encouragingly we saw those customers continuing to stay with us longer, as evidenced by our industry leading 1.44 per cent wireless churn rate. This strong performance translated this quarter into double-digit data revenue growth, eight per cent earnings per share growth and 23 per cent free cash flow growth.”

“I am pleased that our winning strategy and continued strong operational execution is enabling us to again increase the quarterly share dividend, consistent with our dividend growth model that we announced last year,” Mr. Entwistle added. “We are increasing TELUS’ dividend by 3 cents to 64 cents a quarter, or $2.56 annually, a 10.3 per cent increase from a year ago. We look forward to continuing to deliver strong operational and financial results to support the realisation of our dividend growth ambitions through our 2013 commitment and beyond.”

“I would like to take this opportunity to extend my deep gratitude to Bob McFarlane for his enormous commitment and extraordinary contributions to TELUS. After an outstanding 12 year career at our company as CFO, Bob has decided to retire at the end of the year and devote more time to his family and community endeavours,” said Mr. Entwistle. “Bob’s distinguished leadership of TELUS’ finance team has yielded a legacy that includes setting rigorous financial policies, achieving a stellar track record of disclosure transparency and helping TELUS consistently deliver on our public commitments to the investment community. His efforts, alongside those of his colleagues across TELUS, have contributed greatly to our company’s business success, globally leading shareholder value creation amongst our peers and industry leading balance sheet. Bob and our TELUS team have received countless Canadian and global awards for excellence in corporate disclosure, sustainability reporting, risk management and investor relations. Bob was named CFO of the Year by Canadian Business magazine, and he was honoured with the prestigious Queen’s University Kathleen Beaumont Hill Award for outstanding service and advocacy that have contributed to the country’s prosperity and growth in business, education and community development. I greatly appreciate Bob’s many years of support and his commitment to ensuring a smooth transition to his highly capable successor, John Gossling, who joins TELUS with a wealth of experience in the communications and broadcasting industries.”

Mr. Entwistle confirmed today that for the fourth consecutive year he intends to take the entirety of his 2013 annual cash salary compensation in TELUS common shares.

Robert McFarlane, TELUS Executive Vice-President and CFO, said, “TELUS has a strong financial position as reflected by the combination of continued good earnings and cash flow growth along with a 1.7 times net debt to EBITDA ratio, which is well within our policy range and represents the best such credit metric in the Canadian media and telecom industry. This positions TELUS favourably for continued advantaged access to the capital markets and to be in a strong position for future wireless spectrum auctions, as well as for continued dividend growth, and builds on our track record of balancing the interests of debt and equity investors.”

This news release contains statements about expected future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2012 annual guidance), qualifications and risk factors (including the potential for a future non-voting to common share exchange proposal on a one-for-one basis, semi-annual dividend increases to 2013 and CEO three year goals for EPS and free cash flow growth to 2013 excluding spectrum costs) referred to in the 2012 Information Circular, Management’s discussion and analysis (MD&A) in the 2011 annual report, and in the 2012 first, second, and third quarter reports. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $104 million or 7.4 per cent to $1.5 billion in the third quarter of 2012, compared to the same period a year ago. This growth was driven by continued subscriber and average revenue per unit (ARPU) growth.

•                  Data revenue increased by $102 million or 23 per cent to $546 million. Data ARPU increased by $3.61 or 17 per cent to $24.51. These increases were due to continued strong adoption of smartphones and related data plans, higher roaming volumes, growth in mobile Internet devices and tablets, and increased revenues from text messaging.

•                  Blended ARPU increased by $0.90 or 1.5 per cent to $61.42 as 17 per cent data ARPU growth more than offset a 6.8 per cent voice ARPU decline. This is the eighth consecutive quarter of year-over-year blended ARPU growth.

•                  Blended monthly subscriber churn decreased 23 basis points year-over-year to 1.44 per cent - the lowest third quarter result in five years - reflecting the successful customers-first marketing and service approach, effective investments in retention and lower churn on smartphones. Postpaid churn was 1.10 per cent, down 23 basis points from a year ago.

•                  Total wireless net additions of 111,000 were lower by 2.6 per cent year-over-year from the addition of 116,000 postpaid subscribers and a loss of 5,000 lower-ARPU prepaid subscribers. Postpaid net additions, which declined by 13 per cent from a year ago, were impacted by delayed customer purchase decisions ahead of the anticipated launch of the new iPhone 5 in late September.

•                  Total wireless subscribers were up 4.8 per cent from a year ago to 7.56 million and the proportion of high-value postpaid subscribers increased by two points to 85 per cent. Smartphone subscribers now make-up 63 per cent of the total postpaid subscriber base of 6.4 million as compared to 48 per cent a year ago.

•                  Wireless EBITDA of $640 million increased $70 million or 12 per cent due to strong revenue network growth and expense control. The margin of 42.4 per cent increased by 1.9 points over last year. Network service revenue margin was up 2.4 points to 46.6 percent.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $52 million or 13 per cent to $465 million in the quarter as EBITDA growth was partially offset by increased capital spending related to the ongoing expansion of TELUS’ new 4G LTE network, as well as investments in HSPA+ network capacity and coverage, and Internet data centres.

TELUS wireline

•                  External wireline revenues increased by $48 million or 3.9 per cent to $1.27 billion in the third quarter of 2012, when compared with same period a year ago. This growth was generated by increased data service and equipment revenues, partially offset by declines in local, long-distance, and other service and equipment revenues.

•                  Data service and equipment revenues increased by $93 million or 14 per cent, due primarily to strong growth in the TELUS TV subscriber base and high-speed Internet and enhanced data services, rate increases, and higher equipment sales.

•                  TELUS TV additions of 42,000 were lower by 8,000 over the same quarter last year, as stable growth in new customers and a significantly lower churn rate were offset by a higher amount of deactivations from the increasing subscriber base. The total TELUS TV subscriber base increased 41 per cent to 637,000 up by 184,000 from a year ago.

•                  High-speed Internet net additions of 26,000 were 18 per cent higher than a year ago and reflect successful promotions and the pull-through effect of Optik TV sales. TELUS’ high-speed subscriber base of 1.3 million is up 7.0 per cent or 85,000 from a year ago.

•                  Total network access lines declined 5.3 per cent from a year ago to 3.45 million. Residential line losses of 30,000 were unchanged year-over-year, showing an improving sequential trend from the previous two quarters. Residential lines are down 7.7 per cent year-over-year, reflecting ongoing competition and wireless and Internet substitution. Business NAL losses of 9,000 reflect ongoing price based competition in the small and medium business market, and conversion from legacy voice services to IP services.

•                  Wireline EBITDA of $378 million decreased by $20 million or 5.0 per cent due to ongoing declines in higher margin legacy voice services that were not offset by growth in lower margin data services.

•                  Simple cash flow (EBITDA less capital expenditures) declined slightly by $3 million to $82 million in the quarter as lower EBITDA was largely offset by lower capital spending.

CORPORATE AND BUSINESS DEVELOPMENTS

Bob McFarlane, EVP and CFO, retiring at year’s end after outstanding career

Bob McFarlane, executive vice-president and chief financial officer is retiring effective at the end of the year after an extraordinarily successful 12 years at TELUS. Bob will hand over responsibilities to John Gossling effective January 1 after a transition period.

Bob began his career at TELUS as part of the Clearnet acquisition in August 2000, a historic milestone in the expansion of our national growth strategy focused on wireless and data. He was soon after appointed CFO of TELUS based on his strong knowledge of the business, deep understanding of the financial markets and proven track record for raising capital. Bob has been instrumental in helping to answer numerous and unprecedented challenges presented by the equity and credit markets over the past dozen years such that TELUS has always had access to long term financing to fund its prescient growth investments in broadband wireless and wireline technology.

Indicative of his capabilities and excellent work ethic, Bob’s responsibilities while encompassing all the traditional Finance functions, were extended in later years to include Corporate Strategy, Mergers & Acquisitions, TELUS Ventures and Government & Regulatory Affairs.

Bob’s contributions alongside the efforts of his colleagues across TELUS’ leadership team have helped elevate TELUS’ brand and reputation to the highest levels in Canada and globally. In the area of corporate and financial disclosure, TELUS has been ranked number one in Canada for four of the last five years by the Canadian Institute of Chartered Accountants. Our annual report has been recognized as the best in the world, and TELUS was the only company globally to be ranked in the top 10 for eight consecutive years.  Additionally, TELUS has won numerous awards for its comprehensive social responsibility reporting including 12 consecutive years of recognition on the prestigious Dow Jones Sustainability Indices.

Bob will be retiring from TELUS with a wonderful legacy of making exceptional contributions that have benefited TELUS’ shareholders, customers, team and the communities in which we live, work and serve.

“Bob’s distinguished contributions in combination with those of his colleagues across TELUS’ leadership team have delivered world-leading shareholder value creation through price appreciation and dividend growth,” Mr. Entwistle concluded.

Experienced communications industry CFO, John Gossling joining TELUS executive team

After an extensive executive search, John Gossling was chosen to join TELUS’ leadership team as our next executive vice president and chief financial officer. He starts on November 12th and will work closely with retiring EVP and CFO, Bob McFarlane, until the end of 2012 to ensure an effective transition with respect to the leadership of the TELUS Finance team.

John is a highly talented and proven finance executive with extensive experience in the communications industry. From 2008 to 2011, he was the CFO of CTVglobemedia, leading all financial activities for the company. John helped drive dramatically improved financial performance at CTVglobemedia prior to the sale of the company to BCE.

From 2000 to 2008, John held senior leadership roles with the Rogers Communications organization, including CFO at Rogers Wireless. In this role, John led all financial activities for the company. As a member of the Rogers Wireless senior management team, John was a key player in the turnaround of the company’s operating performance and was a lead executive on the acquisition of Microcell Telecommunications.

John is a Fellow of the Institute of Chartered Accountants of Ontario (FCA).  He and his family will be relocating to Vancouver.

TELUS shareholders vote decisively to approve 1:1 share exchange proposal

At a joint shareholder meeting on October 17th, TELUS announced that shareholders voted strongly in favour of its proposal to exchange the company’s non-voting shares for common shares on a one-for-one basis. Mason Capital’s four resolutions proposing alternate share exchange ratios were also voted on at the meeting and did not pass.

Once final votes were tallied, 81.1 per cent of total shares voted were in favour of TELUS’ share exchange proposal. Of the 128.8 million common shares voted, 62.9 per cent were in favour, and 99.5 per cent of the 127.7 million non-voting shares voted were in favour. Excluding Mason Capital’s most recently reported voting stake, 84.4 per cent of common shares voted were in favour. The voting results easily exceeded the approval thresholds for the proposal to pass, specifically a simple majority of common shares voted and two-thirds of non-voting shares voted. Voting participation by shareholders was high at 73.6 per cent of the common shares outstanding and 84.6 per cent of the non-voting shares outstanding.

The hearing before the Supreme Court of British Columbia to hear Mason Capital’s appeals and TELUS’ final order application under a plan of arrangement to approve the share exchange began on November 7th. In order for the share exchange to be effective, the Court will have to approve the Company’s application for a final order and dismiss all current and further possible appeals.  It is currently estimated that the share exchange would not be effective until late November at the earliest.

TELUS’ 4G LTE wireless network continues to grow

In the third quarter, TELUS launched its LTE network in more than 50 new communities across the country and now covers more than 60 per cent of the Canadian population. Newly launched communities include:

•                  Alberta: Brooks, Camrose, Drayton Valley, Grande Prairie, Lethbridge and Taber, Medicine Hat, Red Deer, Strathmore, Okotoks and High River;

•                  British Columbia: Okanagan, Sea to Sky, Victoria, Fraser Valley, Surrey, Richmond, North Delta, White Rock, Langley, Maple Ridge, Pitt Meadows, Southern Vancouver Island, Kamloops, Vernon, Prince George, Comox, Courtenay, Campbell River;

•                  Ontario: Newmarket, Aurora, Windsor, Kanata, Orleans, Nepean and Cumberland;

•                  Quebec: Quebec North East, Charny, Quebec City South Shore Levis, Ste-Dorothe, Chomedey, Blainville, Terrebonne Mascouche, Joliette, Joliette Repentigny, Vaudreuil-Dorion.

TELUS launches iPhone 5

TELUS launched iPhone 5 to customers in Canada beginning on September 21. iPhone 5 is the thinnest and lightest iPhone ever, completely redesigned to feature a stunning new 4-inch Retina display; an Apple-designed A6 chip for blazing fast performance; and ultrafast wireless technology—all while delivering even better battery life. iPhone 5 comes with iOS 6, the world’s most advanced mobile operating system with over 200 new features including: Shared Photo Streams, Facebook integration, all-new Maps app, Passbook organization and even more Siri features and languages. iPhone 5 customers can connect to TELUS’ fast 4G LTE, HSPA+ and DC-HSPA+ networks with Wideband Audio.

TELUS eliminates activation fees for new and renewing customers

As part of the company’s commitment to putting customers first and being fair and transparent, TELUS announced that it will no longer charge a $35 activation fee for new customers or a $25 equipment exchange fee for renewing customers who purchase a new device. TELUS is the first of the established wireless brands to eliminate activation fees as part of the Company’s ongoing efforts to make the customer experience clear and simple. In addition, starting November 1, 2012, TELUS announced it will begin charging $10 for SIM cards to cover the product cost that was previously included in their renewal and activation fees.

TELUS launches Optik Smart Remote

In October, TELUS launched the Optik Smart Remote app, an innovative way to surf TV and more using your mobile or tablet device. This app enables customers to surf through all their content choices on their phone or tablet instead of the traditional guide on the TV. Customers can spend less time channel surfing by using guide filters to show only what they are looking to find. By linking the mobile device with the digital set top box, they can use swipes to change the channel. Customers can also navigate the interactive program guide on their mobile device without interrupting a show and, retrieve more program related information from sources like Internet Movie Database (IMDb), Wikipedia and YouTube.

TELUS also added 10 new HD channels to its lineup during the quarter. Optik TV offers more than 550 channels, including more than 135 in HD, which TV customers can get all their HD channels for no extra charge.

TELUS Health eClaims continues to drive efficiencies in claims and benefits management

In the third quarter, TELUS Health launched its nationwide eClaims service for extended healthcare providers and extended its partnerships with Sun Life and Desjardins to now offer TELUS Health eClaims web portal service to their members across Canada. In addition, TELUS Health entered into an agreement with Standard Life to integrate the TELUS Health’s eClaims service into its advanced TELUS Health Multi-Benefit Claims Management (MBCM) platform, which will help reduce out-of pocket expenses for plan members, decrease time spent processing insurance paperwork for care providers and streamline the reimbursement process.

TELUS Health launches Emergency Profile

TELUS Health recently created an Emergency Profile feature within TELUS Health Space online portal. Emergency Profile is a free resource that helps prepare families for an emergency quickly and easily and makes it easy to access and share important health information with family members and others. Consumers can sign up for an Emergency Profile by visiting myhealthreference.com. Emergency profile is built on TELUS Health Space, a secure platform certified by Canada Health Infoway to store, organize and share health information. In September, TELUS Health unveiled the new TELUSHealth.com, an online hub to help bring customers smart healthcare solutions that turn information into better health outcomes to help improve the effectiveness of the country’s healthcare system.

TELUS Health acquires KinLogix, Quebec’s fastest-growing cloud-based EMR provider

In October, TELUS acquired KinLogix, Quebec’s fastest-growing cloud-based Electronic Medical Record (EMR) provider. This is TELUS’ second EMR company acquisition this year, following B.C.-based Wolf Medical Systems. These strategic acquisitions extend TELUS Health’ reach to physicians and strengthen its leadership in the EMR market to further its efforts to accelerate the adoption of EMR solutions across Canada. With these investments, TELUS is delivering on its national strategy and commitment to the physician EMR market so the company can continue to improve Canada’s health system and deliver better health outcomes for patients.

Generation INC., powered by TELUS: Season 3

The business TV show Generation INC., powered by TELUS, has started its third season. The show features 12 local businesses from the province of Québec who are visited by multidisciplinary experts who help them reach their full potential through innovative advice, know-how and technological tools. The Generation INC. movement has created much enthusiasm amongst the small and medium business market such that more than 500 local business owners submitted an application to be part of the show and for a chance to benefit from the advice of the experts.

Toronto glass company wins The Challenge from TELUS and The Globe and Mail

In September, TELUS and The Globe and Mail named Toronto-based glass company Glassopolis the winner of The Challenge contest and awarded the company a $100,000 small business grant to purchase new machinery and expand production across North America.

This second annual contest invited Canadian small business owners to present their biggest business challenge for the opportunity to win a $100,000 grant from TELUS. Entrepreneurs across Canada were invited to submit their entries to be judged by a panel that included entrepreneurs and small business experts.

TELUS executive vice-president Josh Blair recognized as Breakaway Leader

In September, Josh Blair, TELUS executive vice-president of Human Resources, was recognized as one of the Top 10 Breakaway Leaders in the world at the Evanta Global HR Leadership Summit in Denver, Colorado. The awards honoured international leaders who are changing the face of their industry and inspiring a legacy of excellence through ingenuity and dedication. Notably, TELUS is one of only two Canadian companies represented on the Top 10 Breakaway Leaders list.

TELUS’ annual report ranked one of best in world

The TELUS 2011 annual report has been ranked the 14th best in the world across all industries and was the top-ranked Canadian company, according to this year’s Annual Report on Annual Reports 2012. To develop the ranking, judges evaluated 500 annual reports shortlisted from a wider selection of publicly listed corporations. The comprehensive survey looks at 10 key evaluation criteria: packaging, highlights, strategy, business, financials, investors, governance, accounting, responsibility and communication. The judges gave the TELUS 2011 annual report an ‘A’ rating and cited it as an example of excellence in four areas (executive message, financial review and analysis, goals-targets-outlook, and risk factors and management). To put this accomplishment in perspective, only 19 Canadian companies made the top 300 and only two other Canadian companies made the top 50.

TELUS Celebration of Giving events laud local charities

This fall, TELUS celebrated local charities as it announced how much it is giving this year toward local community initiatives through TELUS Community Boards and other initiatives in Vancouver, Edmonton, Toronto, Ottawa and Montreal. The TELUS Celebration of Giving is an annual event that brings together professionals and volunteers from the community sector. During this special day, TELUS recognizes the generosity and dedicated work of all those who make a difference in their community. In 2012, TELUS and its team expect to give $8 million to Vancouver-area organizations, $4.5 million to local community initiatives in Edmonton, $5.5 million to Greater Toronto-area charities and community organizations, $1.4 million to Ottawa-based charities, and $3 million to local charities in Montreal. In addition, funds are given to numerous local community initiatives in other regions across Canada.

TELUS Community Excellence Awards in Quebec

In October, TELUS honoured three outstanding community leaders in the Greater Montreal region. The top three winners of the TELUS Community Excellence Awards are Manon Barbeau, co-founder, executive director and artistic director of Wapikoni mobile; Ugo Dionne, co-founder of Bénévoles d’affaires; and Bernard Lamarre, chairman of the board, École Polytechnique. This important honour was part of the TELUS Celebration of Giving in Montreal. Part of TELUS Quebec’s 85th anniversary celebrations, the TELUS Community Excellence Awards publicly recognizes people who stand out because of their generosity, commitment to philanthropy and passion for innovation in three main regions: Montreal, Quebec and East of Quebec. This award was launched with the Association of Fundraising Professionals-Quebec Chapter (AFP) and the Association des professionnels en gestion philanthropique (APGP).

TELUS puts fans in the Canadian Football Hall of Fame with The Fan Cup

In September, TELUS and the Canadian Football League (CFL) announced The Fan Cup presented by TELUS, the first ever trophy honouring the game’s most important player - the fans. Fans will have the opportunity to put their name on a 100th anniversary replica Grey Cup that will sit alongside the greats of the game inside The Canadian Football Hall of Fame. Cast from the copper of Canadian pennies, The Fan Cup will be engraved with the names of thousands of CFL fans from across Canada be a symbol of appreciation for a century of loyal fan support. Fans will create The Fan Cup trophy during The Grey Cup 100 Tour by using a custom-built TELUS Penny Press to make their own 100th Grey Cup Game collectable out of a Canadian penny. A sliver from every penny used to create The Fan Cup presented by TELUS, which will then be etched with all fans’ names.

TELUS expands five-year partnership as National Co-Title sponsor of We Day

TELUS is expanding its partnership with Free the Children, a non-profit organisation that encourages youth to be agents of change and help find solutions for local and global societal problems such as poverty, hunger, bullying and environmental concerns. In addition to its five-year partnership as national co-title sponsor of We Day, a series of inspirational concerts taking place in cities across Canada, TELUS is contributing funds to Free the Children through its Phones for Good campaign. TELUS is also encouraging youth to share examples of their volunteer efforts by writing to the company at telusforweday.com where they can participate in a national video contest. The winner will receive $20,000 to carry out a volunteer activity with a local charity.

TELUS Community Ambassadors donate 9,600 backpacks across Canada

This year, Community Ambassadors across Canada assembled 9,600 “Kits for Kids”, backpacks filled with basic school supplies for less fortunate children. A challenge many families face in the fall is affording school supplies. TELUS and its Ambassadors recognize the importance of having these supplies to a young person’s confidence and ability to get off to a successful start at school. Since 2007, the Ambassadors have given out nearly 60,000 Kits for Kids.

Dividend Declaration — Increase to 64 cents per quarter — up 10.3 per cent year-over-year

The Board of Directors has declared a quarterly dividend increase of three cents to sixty-four cents ($0.64) Canadian per share on the issued and outstanding Common shares and sixty-four cents ($0.64) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 2, 2013 to holders of record at the close of business on December 11, 2012.

In the event that the proposed share exchange of Non-Voting Shares to Common Shares on a one-for-one basis receives all requisite approvals and is effective prior to the dividend record date of December 11, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

This new quarterly dividend represents the second increase this year and the fourth of six planned under TELUS’ plan for semi-annual dividend increases of circa 10 per cent through to 2013. The dividend is a three cent or 4.9 per cent increase from the $0.61 quarterly dividends paid on July 3 and October 1, 2012 and a six cent or 10.3 per cent increase from the $0.58 quarterly dividends paid on January 3 and April 2, 2012, which is consistent with TELUS’ dividend growth model. Dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2011 annual report on our website at telus.com/investors.

TELUS’ third quarter conference call is scheduled for November 9, 2012 at 11 a.m. ET and will feature a presentation followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A telephone playback will be available on November 9 until December 9 (1-855-201-2300), reservation no. 859140#, access code no. 30599). An archive of the webcast will also be available at: telus.com/investors and a transcript will be posted on the website within several business days.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

TELUS CORPORATION

Management’s discussion and analysis

2012 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2012 are described in Section 9. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, newer entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik™ High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans, including reliance on wireless reciprocal network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the expected benefits and performance of long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management (including risk of migration to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to free up spectrum and reduce operating costs, and the associated subscriber migration and retention risks; and successful upgrades and evolution of TELUS TV technology.

•                  Economic growth and fluctuations including: the strength of economic growth in Canada that may be influenced by economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure levels in 2012 and beyond due to the Company’s wireless deployment strategy for future technologies including LTE, wireline broadband initiatives, new IDC initiatives, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band expected in mid-2013 and the 2,500-2,690 MHz bands expected in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives to 2013 including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

•                  Regulatory approvals and developments including: future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired); whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain newer wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces and a new CRTC proceeding to establish a mandatory code and clarity for consumers in respect of terms and conditions of wireless services, where non-harmonized provincial rules create risk of significant compliance costs.

•                  Pending completion of TELUS’ share exchange proposal (Non-Voting Shares into Common Shares on a one-for-one basis) overwhelmingly approved by shareholders on October 17, subject to: the outcome of the hearing before the Supreme Court of British Columbia in respect of Mason Capital’s appeals and TELUS’ final order application under a plan of arrangement to approve the share exchange, held starting on November 7, 2012, which also could be appealed. In addition, if the arrangement is not approved, the market price of Non-Voting Shares and/or Common Shares may decline given that the share prices in both classes increased on the announcement of the original share conversion proposal in February 2012.

•                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 600 employees).

•                 Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, procurement initiatives and administrative office consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; real estate joint-venture development risks; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

•                  Tax matters including a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible higher than currently planned corporate income tax rates in the future; the federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal from a harmonized sales tax back to a separate provincial sales tax and federal goods and services tax, as well as the Province of Quebec’s provincial sales tax harmonization; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits;

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in TELUS’ 2011 MD&A and year-to-date updates in this MD&A.

Management’s discussion and analysis (MD&A)

November 9, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and nine-month periods ended September 30, 2012, and should be read together with TELUS’ Condensed interim consolidated financial statements dated September 30, 2012. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. The Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results for the third quarter and first nine months of 2012
2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2012
4.	Capabilities	An update of factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	A discussion of operating performance for the third quarter and first nine months of 2012
6.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the nine-month period ended September 30, 2012
7.	Liquidity and capital resources	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2012	Reaffirmed guidance for the full year of 2012 and related assumptions
10.	Risks and risk management	An update of certain risks and uncertainties facing TELUS
11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canada’s economy

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its October 2012 bank rate announcement. The Bank’s October 2012 Monetary Policy Report projected Canada’s economy will grow at 2.2% in 2012, 2.3% in 2013 and 2.4% in 2014. In addition, Statistics Canada’s Labour Force Survey reported the September 2012 national unemployment rate at 7.4% as compared to 7.2% in June and March 2012, and 7.5% in December 2011.

1.3 Consolidated highlights

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions, unless noted otherwise)	2012	2011	Change		2012	2011	Change
Consolidated statements of income
Operating revenues	2,774	2,622	5.8%		8,070	7,707	4.7%
Operating income	557	525	6.1%		1,638	1,575	4.0%
Income before income taxes	471	433	8.8%		1,392	1,285	8.3%
Net income	351	326	7.7%		1,027	978	5.0%

Basic earnings per share(1) (EPS) ($)	1.08	1.00	8.0%		3.16	3.00	5.3%
Diluted EPS(1) ($)	1.07	1.00	7.0%		3.14	2.98	5.4%
Cash dividends declared per share(1) ($)	0.61	0.55	10.9%		1.80	1.625	10.8%

Average shares(1) outstanding - basic (millions)	326	325	0.4%		325	324	0.4%
Consolidated statements of cash flows
Cash provided by operating activities	965	837	15.3%		2,516	1,808	39.2%
Cash used by investing activities	490	438	11.9%		1,544	1,420	8.7%
• Capital expenditures(2)	471	470	0.2%		1,460	1,335	9.4%
Cash used by financing activities	502	364	37.9%		973	349	178.8%
Other highlights
Subscriber connections(3) (thousands)					12,981	12,571	3.3%
EBITDA(4)	1,018	968	5.2%		3,025	2,904	4.2%
Adjusted EBITDA(4) (5)	1,018	968	5.2%		3,018	2,888	4.5%
Adjusted EBITDA margin(6) (%)	36.7	36.9	(0.2	)pts.	37.4	37.6	(0.2	)pts.
Free cash flow(4)	426	345	23.5%		1,068	793	34.7%
Net debt to EBITDA — excluding restructuring costs(4) (times)					1.7	1.8	(0.1)

Abbreviations used in MD&A: n/a — Not applicable; n/m — Not meaningful; pt(s). — Percentage point(s).

(1)         Includes Common Shares and Non-Voting Shares.

(2)         Capital expenditures exclude changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 24(b) of the Condensed interim consolidated financial statements.

(3)         The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(4)         Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures.

(5)         Adjusted EBITDA for the first nine months of 2012 excludes equity losses of $2 million for the TELUS Garden residential real estate redevelopment partnership and a $9 million pre-tax gain on land contributed to the residential project. TELUS anticipates that it will not retain an ownership interest in this residential project after completion of construction. Adjusted EBITDA for the first nine months of 2011 excludes a $16 million non-cash gain on Transactel (Barbados) Inc. that resulted from re-measurement of the Company’s 51% interest in Transactel at fair value when TELUS exercised its purchased call option and asserted control.

(6)         EBITDA margin is EBITDA divided by Operating revenues. The calculation of Adjusted EBITDA margins for 2012 excludes equity losses and gain on contributed land for the TELUS Garden residential project from both EBITDA and Operating revenues. The calculation of Adjusted EBITDA margin for the first nine months of 2011 excludes the non-cash gain on Transactel from both EBITDA and Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $152 million and $363 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Service and equipment revenues increased year over year by $143 million and $356 million, respectively, in the third quarter and first nine months of 2012. The increases were mainly due to growth in wireless network revenue from subscriber growth and ARPU increase, as well as growth in wireline data revenue. Growth in wireline data revenue resulted primarily from Optik TV, enhanced data and Internet services, data equipment sales and managed workplace services, which exceeded declines in legacy voice local and long distance services.

Other operating income increased year over year by $9 million and $7 million, respectively, in the third quarter and first nine months of 2012. The increases were mainly due to drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities, as well as recoveries of employee costs under eligible government-sponsored employment programs. The nine-month period also included the second quarter 2012, $9 million gain on land contributed to the TELUS Garden residential real estate project offset by the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc.

Excluding the equity losses and gain on land related to the TELUS Garden residential real estate redevelopment project in 2012 and the non-cash Transactel gain in 2011, adjusted operating revenues increased year over year by $372 million or 4.8% in the first nine months of 2012.

•                  Total subscriber connections increased by 410,000 during the 12-month period ended September 30, 2012, as a result of 7.3% growth in wireless postpaid subscribers, 41% growth in TELUS TV subscribers and a 5.7% growth in total Internet subscriptions, partly offset by an 7.4% decrease in wireless prepaid subscribers, a 7.7% decline in residential network access lines (NALs) and a 2.5% decline in business NALs. Wireless net subscriber additions were 111,000 and 219,000, respectively, in the third quarter and first nine months of 2012. TELUS TV and Optik High Speed Internet subscriber additions totalled 68,000 in the third quarter and 191,000 in the first nine months of 2012.

For the third quarter of 2012, wireless blended ARPU was $61.42, up $0.90 or 1.5% from the same period in 2011, while for the first nine months of 2012, blended ARPU was $60.20, up $1.09 or 1.8% from the same period in 2011. Quarterly blended ARPU has increased year over year for eight consecutive quarters driven by increased roaming and growth in data usage.

Blended monthly wireless subscriber churn rates were 1.44% and 1.46%, respectively, in the third quarter and first nine months of 2012, down 0.23 percentage points and 0.22 percentage points, respectively, from the same periods in 2011. Improvement in the churn rates was due to retention efforts, as well as significantly higher migrations in 2011 related to the loss of a federal government wireless service contract to a low-priced bid from an established competitor.

•                  Operating income increased by $32 million and $63 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011, as higher EBITDA more than offset increases in total depreciation and amortization expenses. Wireless EBITDA increased year over year by $70 million and $212 million, respectively, in the third quarter and first nine months of 2012 mainly due to growth in network revenue and 47% flow through to EBITDA. Wireline EBITDA decreased year over year by $20 million and $91 million, respectively, in the quarter and nine-month period as growth in wireline data services was more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

•                  Adjusted EBITDA increased by $50 million and $130 million, respectively, in the third quarter and first nine months of 2012, when compared to the same periods in 2011. Adjusted EBITDA in the first nine months of 2012 excludes equity losses from the TELUS Garden residential real estate redevelopment project, as well as a $9 million gain on land contributed to the project. Adjusted EBITDA for the first nine months of 2011 excludes the $16 million non-cash gain on Transactel. Adjusted EBITDA margins in 2012 decreased slightly from the comparable periods in 2011, as 2.4 percentage point increases in wireless margins for the quarter and nine-month periods were offset by decreases in wireline margins of 2.7 percentage points for the quarter and 2.9 percentage points for the nine-month period.

•                  Income before income taxes increased by $38 million and $107 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases were due to higher EBITDA and lower financing costs, partly offset by higher total depreciation and amortization expenses.

•                  Income taxes increased by $13 million and $58 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases reflect higher pre-tax income and the effects of income tax revaluations and adjustments, partly offset by a lower blended statutory income tax rates in 2012.

•                  Net income increased by $25 million or 7.7% in the third quarter of 2012 and increased by $49 million or 5.0% in the first nine months of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate redevelopment project and the 2011 gain on Transactel, as shown in the following table, Net income increased year over year by $22 million or 6.7% in the quarter and $64 million or 6.7% in the nine-month period.

Analysis of Net income

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Net income	351	326	25	1,027	978	49
Deduct after-tax gain net of equity losses related to the TELUS Garden residential redevelopment project	—	—	—	(6)	—	(6)
Deduct after-tax Transactel gain	—	—	—	—	(12)	12
Add back net unfavourable (deduct net favourable) income tax-related adjustments, including any related interest income (see Section 5.2)	(3)	—	(3)	(2)	(11)	9
Net income before above items (approximate)	348	326	22	1,019	955	64

•                  Basic earnings per share (basic EPS) increased by eight cents in the third quarter of 2012 and 16 cents in the first nine months of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate redevelopment project and the 2011 gain on Transactel, as shown in the following table, basic EPS increased year over year by approximately seven cents in the quarter and 20 cents in the nine-month period.

Analysis of basic EPS

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Basic EPS	1.08	1.00	0.08	3.16	3.00	0.16
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate redevelopment project, per share	—	—	—	(0.02)	—	(0.02)
Deduct after-tax Transactel gain per share	—	—	—	—	(0.04)	0.04
Add back net unfavourable (deduct net favourable) income tax-related adjustments, per share (see Section 5.2)	(0.01)	—	(0.01)	(0.01)	(0.03)	0.02
Basic EPS before above items (approximate)	1.07	1.00	0.07	3.13	2.93	0.20

•                  Cash dividends declared: On November 7, 2012, the Board of Directors declared a fourth quarter dividend of 64 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on January 2, 2013, to shareholders of record at the close of business on December 11, 2012. The fourth quarter dividend of 64 cents per share reflects an increase of 6 cents or 10.3% from the dividend one year earlier, consistent with TELUS’ dividend growth model (see Financing and capital structure management plans in Section 4.3).

Share exchange

On August 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to exchange the Company’s Non-Voting Shares for Common Shares at a general meeting of holders of Common Shares and a class meeting of holders of Non-Voting Shares, respectively, to be held October 17, 2012. Under the terms of the proposal, each Non-Voting Share would be exchanged for a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and would be subject to the approval of a simple majority of the votes by the holders of Common Shares and two-thirds of the votes by the holders of Non-Voting Shares, each voting separately as a class. On October 15, 2012, a Court Order was issued by the Supreme Court of British Columbia directing that the meeting to consider TELUS’ plan of arrangement and the meeting to consider certain resolutions attached to a shareholder requisition provided by CDS Clearing and Depository Services Inc. on behalf of Mason Capital Management LLC, proceed on October 17, 2012, as a joint meeting. At the joint meeting, the Company announced that TELUS’ plan of arrangement obtained the necessary approvals from the holders of Common Shares and holders of Non-Voting Shares and that the Mason resolutions had not obtained the necessary approvals. For TELUS’ plan of arrangement, 99.5% of the 127.7 million Non-Voting Shares voted were in favour and 62.9% of 128.8 million Common Shares voted were in favour. Excluding hedge fund manager Mason Capital’s most recently reported voting bloc, 84.4% of Common Shares voted were in favour of the exchange. A hearing before the Supreme Court of British Columbia in respect of Mason Capital’s appeals and TELUS’ final order application under a plan of arrangement was held starting on November 7, 2012. See the Share exchange risk discussion in Section 10.1 Regulatory matters.

TELUS is subject to restrictions on foreign ownership and has controls in place to ensure that foreign-ownership levels are respected through a reservation and declaration system. See the Foreign-ownership restrictions discussion in Section 10.1 Regulatory Matters.

Liquidity and capital resource highlights

•                  TELUS had unutilized credit facilities of more than $1.3 billion at September 30, 2012, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.7 times at September 30, 2012, down from 1.8 times at December 31 and September 30, 2011. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $128 million and $708 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases were due to a number of factors including working capital changes, higher adjusted EBITDA, lower net restructuring payments and lower net payments of interest. For the nine-month period, the increase also resulted from lower discretionary employer contributions to defined benefit plans, absence in 2012 of the one-time mandated regulatory rebates to residential subscribers made in 2011, and lower net payment of income taxes.

•                  Cash used by investing activities increased by $52 million and $124 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increase for the quarter was mainly due to payment timing differences for capital assets, as capital expenditures were flat year over year. The increase for the first nine months was principally due to $125 million higher capital expenditures, which included investments in the wireless LTE network and two state-of-the-art intelligent Internet data centres (IDCs).

•                  Cash used by financing activities increased by $138 million and $624 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011, mainly due to reductions in long-term debt and short-term borrowing, and increased dividends. Dividend payments increased due a higher dividend rate and a slightly higher number of shares outstanding, and for the nine-month period, due to the Company no longer issuing shares from treasury for reinvested dividends after March 1, 2011. These increases for the nine-month period were partially offset by the second quarter of 2011 acquisition of an additional equity interest in Transactel (Barbados) Inc. — a cash flow that was a change in investment in a controlled entity that did not also result in a change in control and was presented as a financing activity.

•                  Free cash flow increased by $81 million and $275 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases were mainly due to higher adjusted EBITDA, lower contributions to defined benefit plans net of defined benefit plan expenses, lower restructuring payments net of restructuring costs, and lower net payments of interest, partly offset by higher year-to-date capital expenditures.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in Section 2 of its annual 2011 MD&A. Activities in the first nine months of 2012 that support the Company’s six strategic imperatives include the following.

Building national capabilities across data, IP, voice and wireless

The Company’s efforts continue to be focused on wireless capacity upgrades, ongoing deployment of a new LTE wireless network in urban markets, investments in new state-of-the-art Internet data centres (IDCs), as well as continued investments in broadband infrastructure expansion and upgrades to support growth in Optik TV and Internet services. Broadband investments include completing the overlay of VDSL2 technology in the West and in Eastern Quebec. TELUS also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

•                  TELUS launched LTE network service in 14 metropolitan areas across Canada in February 2012 and reached more than 60% of Canadians at September 30, 2012. Coverage continues to expand and by the end of 2012 is expected to reach approximately 90% of British Columbians, more than 80% of Albertans, and nationally, more than two-thirds of Canadians. TELUS’ urban LTE network operates on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction, and supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected; actual speed may vary by device used, topography and environmental conditions, network congestion, signal strength and other factors). Outside of LTE coverage areas, LTE devices offered by TELUS also work on the HSPA+ network, which covers 34.3 million Canadians at September 30, 2012, or 98% of the population.

•                  TELUS is further enhancing its national capability to support cloud computing services and internal requirements by investing a total of approximately $150 million for new state-of-the-art intelligent IDCs in Rimouski, Quebec and Kamloops, B.C. Phase I of the Rimouski facility opened in August 2012 and has gone into service. The new facilities have been designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (LEED) gold standards for sustainability. A modular design approach facilitates secure, efficient, reliable and scalable expansion of the facilities in the future. The Kamloops facility is expected to go into service in mid-2013.

Aided by the use of hydro-electrically generated power and natural cooling, the new IDCs are expected to be among the most environmentally sustainable operations of their type in North America. The facilities will be directly connected to the national TELUS IP network and interconnect into existing TELUS data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  The Company continues to invest in its wireline broadband network to expand capacity and coverage. At September 30, 2012, the Company’s broadband high-definition (HD) coverage, including VDSL2 and ADSL2+ coverage, reached approximately 2.4 million households in B.C., Alberta and Eastern Quebec, as compared to less than 2.2 million households one year earlier.

Focusing relentlessly on the growth markets of data, IP and wireless

In August 2012, the Company introduced prepaid services to the Koodo® brand for the first time. Koodo prepaid is distributed through Walmart stores, Koodo kiosks and Koodomobile.com. Koodo prepaid plans were launched to complement existing Koodo postpaid offerings. Basic prepaid plans start at $15 for 30 days for call display, voicemail, unlimited text and picture messaging (excluding premium messages and subscription-based messages) and per-minute charges for talk minutes. Talk Booster™ and Data Booster™ add-ons are available that do not expire if the basic plan remains active.

In May 2012, TELUS announced a two-year extension to its agreement with the Ontario Ministry of Health and Long-Term Care. Under the agreement, TELUS provides management, operation and maintenance of electronic processing systems and technology support services, which enable online, real-time processing of drug claims under the Ontario Public Drug Programs.

The Company’s strategy of focusing on growth markets is reflected in the wireline data revenue and wireless revenue total of $6.4 billion for the first nine months of 2012, which reflects an increase of $499 million or 8.4% when compared to the first nine months of 2011. This increase exceeds the $143 million year-over-year decline in legacy wireline voice and other service and equipment revenues in the first nine months of 2012.

Providing integrated solutions that differentiate TELUS from its competitors

The Company’s first priority is to provide an excellent customer service experience and improve the likelihood that TELUS is recommended as a service provider. To help accomplish this, and make the customer experience clear, simple and easy, on October 15, 2012, TELUS announced that it would no longer charge a $35 activation fee for new wireless service customers or charge a $25 equipment exchange fee for renewing customers who purchase a new device. Previously, these fees were sometimes waived for promotional events or other reasons. Effective November 1, 2012, when customers do not already have a compatible TELUS SIM card for their device, the Company began charging $10 for the SIM card that was previously included in the activation or renewal fee. TELUS customers are now realizing net activation or renewal savings even when a SIM card is required. This latest change builds upon a series of improvements over the past several years, including: elimination of carrier 911 fees and system access fees on all of the Company’s Clear & Simple® rate plans; introduction of data flex plans, data notifications and worry-free travel; adding caller ID and voicemail as standard on all TELUS rate plans; simplified device pricing with anytime upgrades; and replacing contract termination fees with a declining initial device subsidy balance.

TELUS introduced several innovations for Optik TV in 2012:

•                  Optik on the go provides Optik TV customers in B.C. and Alberta with the capability to view a growing selection of commercial-free TV on-demand shows and movies on their mobile devices, tablets and laptops, whether at home, or away from home using TELUS’ 4G LTE wireless network or Wi-Fi. Should TELUS’ customers travel outside of the 4G LTE network coverage area, they will move seamlessly onto the existing 4G HSPA+ network. There is no additional charge for Optik TV customers to watch select TV On Demand shows and movies from channels they already subscribe to. Tablet and smartphone users can enjoy the service without incurring data charges by using Wi-Fi to connect to the Internet. When compatible devices connect via a mobile network, data usage charges would apply.

•                  In October 2012, TELUS launched the free Optik Smart Remote app that Optik TV customers can download to their mobile phone or tablet. The app enables customers to navigate the interactive program guide on the mobile device without interrupting the show on the TV. The app also provides access to program-related information from sources like IMDb (Internet Movie Database), Wikipedia and YouTube.

•                  In July, TELUS introduced Multi-View on Optik TV, which allows customers to watch up to four channels at once on the same screen. With Multi-View, one channel is displayed in the main window with audio at the same time that up to three other TV programs are displayed in smaller windows. The customer can quickly switch to one of the smaller displayed programs to full screen when the action picks up, such as for a sporting event. The Company also introduced the Weather Network app on Optik TV, allowing users to check weather at any time. Multi-View and the Weather Network app are available free, however, a subscription to Optik High Speed Internet is required for the Weather app.

•                  TELUS customers who use an Xbox 360 as their set-top box may now control both live and recorded TV with hand gestures and voice commands with the addition of an Xbox 360 Kinect sensor.

•                  A free Twitter app provides access to Twitter features and content while watching Optik TV. Users can tweet what they are watching, follow TV tweets about their favourite shows, discover top trends and get the latest social news and events.

The Company introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment and leverages a growing trend of enterprises adopting “bring your own device” policies for their employees. TELUS Managed Mobility Services offers enterprises a series of six individual, yet integrated, service modules to provide an end-to-end service option for managing wireless devices on multiple platforms, from multiple carriers.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS resources on the core business

TELUS has made smaller business acquisitions and related investments complementary to the Company’s existing lines of business in 2012. This includes enhancing capabilities in respect of cloud-based electronic medical records (EMR) solutions and international business process outsourcing call centre operations, as well as acquiring certain TELUS-branded wireless dealership businesses.

Investing in internal capabilities to build a high performance culture and customer excellence

The Company has opened new TELUS-branded retail stores in Saskatoon, Toronto and Victoria that are designed to meet the specific needs of small and medium businesses. Business clients have the opportunity to try out technologies with one-on-one assistance from TELUS experts. The stores also have learning centres that offer tutorials to help clients learn how to get the most out of their communications technology.

Going to the market as one team under a common brand, executing a single strategy

In September 2012, TELUS unveiled TELUSHealth.com, a new online healthcare hub for healthcare professionals. The site offers solutions such as eClaims, personal health records and home care monitoring, as well as educational resources, news, events and publications to assist healthcare professionals in their practice. TELUS Health provides technologies and applications that connect professionals to the right information and enable more rapid acceptance and adoption of health information technology solutions. Information is moved securely on TELUS’s telecommunications infrastructure.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve key performance measures quantified by the Company’s public financial targets disclosed in Section 9.

Corporate priorities for 2012

Deliver on TELUS’ future friendly brand promise by putting customers first

Increase TELUS’ competitive advantage through technology leadership

Drive TELUS’ leadership position in its chosen business and public sector markets

Accelerate TELUS’ leadership position in healthcare information technology

Strive to further improve operational efficiency and effectiveness at TELUS

Build TELUS’ culture for sustained competitive advantage.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and an overview of the Company’s competition were described in Section 4.1 of TELUS’ annual 2011 MD&A.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ annual 2011 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. See Section 7.4 Liquidity and capital resource measures.

Report on 2012 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

Dividends declared for the nine-month period ended September 30, 2012, totalled $1.80 per share, or an increase of 10.8% over the dividends declared for the comparable period in 2011. On November 7, 2012, the Board of Directors declared a fourth quarter dividend of 64 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on January 2, 2013, to shareholders of record at the close of business on December 11, 2012. The dividend of 64 cents per share declared for the fourth quarter of 2012 reflects an increase of 6 cents or 10.3% from the dividend one year earlier, consistent with TELUS’ dividend growth model.

TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. The dividend growth model is not necessarily indicative of dividend increases beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Proceeds from securitized trade receivables were unchanged at $400 million in 2012 and throughout 2011.

Commercial paper was reduced by $307 million and $97 million, respectively, during the third quarter and first nine months of 2012, to $669 million at September 30, 2012.

Cash provided by operating activities exceeded the use of cash for investing activities by $475 million and $972 million, respectively, during the third quarter and first nine months of 2012.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of more than $1.3 billion at September 30, 2012, as well as $100 million of additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.7 times at September 30, 2012. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At November 9, 2012, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company’s operating segments and reporting segments are Wireless and Wireline. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts and as noted)	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Operating revenues	2,774	2,665	2,631	2,690	2,622	2,554	2,531	2,554
Operating expenses
Goods and services purchased	1,222	1,152	1,116	1,316	1,178	1,134	1,098	1,235
Employee benefits expense	534	515	506	500	476	470	447	478
Depreciation and amortization	461	456	470	481	443	442	444	445
	2,217	2,123	2,092	2,297	2,097	2,046	1,989	2,158
Operating income	557	542	539	393	525	508	542	396
Financing costs	86	85	75	87	92	94	104	105
Income before income taxes	471	457	464	306	433	414	438	291
Income taxes	120	129	116	69	107	90	110	65
Net income	351	328	348	237	326	324	328	226
Net income attributable to Common Shares and Non-Voting Shares	351	328	348	246	325	321	327	225
Net income per Common Share and Non-Voting Share
— Basic	1.08	1.01	1.07	0.76	1.00	0.99	1.01	0.70
— Diluted	1.07	1.00	1.06	0.75	1.00	0.98	1.00	0.70
Cash dividends declared per Common Share and Non-Voting Share(1)	0.61	—	1.19	0.58	0.55	0.55	0.525	0.525
Additional information
EBITDA(2)	1,018	998	1,009	874	968	950	986	841
Restructuring costs included in EBITDA and Operating income	3	13	13	16	3	12	4	38

(1)         Dividends declared during the first quarter of 2012 include the first quarter dividend of 58 cents per share paid on April 2, 2012, and the second quarter dividend of 61 cents per share paid on July 3, 2012.

(2)         A non-GAAP measure (see Section 11.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and higher ARPU; (ii) wireless equipment revenue that has generally increased year-over-year; and (iii) year-over-year growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues.

Increasing wireless network revenue reflects growing data revenue (23% year-over-year growth in the third quarter of 2012), partly offset by declining voice revenues (a 2.2% year-over-year decrease in the third quarter of 2012). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Blended ARPU has increased year over year for eight consecutive quarters following several years of declines, as growth in data ARPU has more than offset ongoing, but moderating, declines in voice ARPU (see the table Year-over-year wireless ARPU growth in Section 5.4). Moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a natural slowing of the growth rate following the significant jump in smartphone adoption and corresponding increase in usage in the latter part of 2010 and off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines moderated in recent quarters; the moderation includes the effect of subscribers adopting more voice-centric plans.

Wireless equipment revenues have generally increased year over year due to an increasing proportion of more expensive smartphones and device upgrade revenues, and in 2011, increased subscriber acquisition and retention volumes.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The increasing wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 41% in the 12-month period ended September 30, 2012), as well as growth in enhanced data, Internet and managed workplace revenues. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base (7.0% over twelve months) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Shaw Communications Inc. increased its promotional activity and incentives early in the first quarter of 2012 to win back and protect its subscriber base and then reduced promotional activity in the latter part of the first quarter. A sequential increase in residential NAL losses in the first quarter of 2012 was due to this increased promotional activity. Moderation in the rate of residential NAL losses was observed from mid-2010 through most of 2011 and in the second and third quarters of 2012 due to the positive impact of Optik TV and Optik High Speed Internet services and improved bundle offers. Residential NAL losses in the third quarter of 2012 were the lowest since the third quarter of 2011. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to more efficient IP services. Business NALs had increased in the first two quarters of 2011 from implementing wholesale services for enterprise customers.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes compensation increases; increased full-time equivalent (FTE) staff resulting from acquisitions and targeted hiring to support TV, business and wireless growth; and increased employee-related restructuring costs in 2012.

The sequential increase in depreciation and amortization expenses in the fourth quarter of 2011 resulted from a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011, as well as from an increase in wireline and wireless broadband capital assets to facilitate subscriber growth.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs have decreased mainly due to a lower effective interest rate from refinancing activities in the second quarter of 2011.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Approximate Net income impact	3	(11)	10	10	—	11	—	10
Approximate EPS impact	0.01	(0.03)	0.03	0.03	—	0.03	—	0.03
Approximate basic EPS excluding income tax-related impacts	1.07	1.04	1.04	0.73	1.00	0.96	1.01	0.67

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Service	2,551	2,443	4.4%	7,481	7,159	4.5%
Equipment	204	169	20.7%	537	503	6.8%
Service and equipment revenues	2,755	2,612	5.5%	8,018	7,662	4.6%
Other operating income	19	10	90.0%	52	45	15.6%
	2,774	2,622	5.8%	8,070	7,707	4.7%

Consolidated Operating revenues increased by $152 million and $363 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

•                  Service revenue increased year over year by $108 million and $322 million, respectively, in the third quarter and first nine months of 2012. Wireless network and other service revenue increased by $83 million or 6.4% in the quarter and $266 million or 7.1% in the nine-month period, principally due to growth in wireless data network revenues from subscriber growth and accelerated smartphone adoption as well as increased roaming volumes, which exceeded the decline in voice network revenue. Wireline service revenue increased by $25 million or 2.1% in the quarter and $56 million or 1.6% in the nine-month period, as growth in data services including TV, Internet and managed workplace services, exceeded the decline in legacy voice local, long distance and other services.

•                  Equipment revenue increased year over year by $35 million and $34 million, respectively, in the third quarter and first nine months of 2012, mainly due to higher wireline data equipment sales (including a negotiated sale in the third quarter of 2012) and higher wireless equipment sales.

•                  Other operating income increased year over year by $9 million and $7 million, respectively, in the third quarter and first nine months of 2012. The increases include higher drawdowns from the regulatory price cap deferral account in 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural and remote communities (increases of $4 million in the quarter and $10 million year to date), as well as recoveries of employee costs under eligible government-sponsored employment programs (increases of $3 million for the quarter and $1 million year to date). The increase for the nine-month period includes a $9 million gain on land contributed to the TELUS Garden residential real estate redevelopment project recognized in the second quarter of 2012, partly offset by equity losses for the TELUS Garden residential partnership of $2 million. The full gain is $18 million, with recognition of $9 million deferred until ownership of TELUS Garden condominium units is transferred after construction is completed. Offsetting the $9 million second quarter 2012 gain was the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc., which reflected a re-measurement of TELUS’ 51% interest at fair value when the Company exercised its purchased call option and asserted control. Transactel operates call centres in Central America.

Operating expenses

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	1,222	1,178	3.7%	3,490	3,410	2.3%
Employee benefits expense	534	476	12.2%	1,555	1,393	11.6%
Depreciation	362	331	9.4%	1,049	989	6.1%
Amortization of intangible assets	99	112	(11.6)%	338	340	(0.6)%
	2,217	2,097	5.7%	6,432	6,132	4.9%

Consolidated Operating expenses increased by $120 million and $300 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

•                  Goods and services purchased increased year over year by $44 million and $80 million, respectively, in the third quarter and first nine months of 2012, mainly due to increased content and support costs to grow and manage wireline Optik TV services, increased costs of sales related to increased wireline data equipment revenues and higher wireless equipment expenses. These increases were partly offset by lower wireless marketing expenses.

•                  Employee benefits expense increased year over year by $58 million and $162 million, respectively, in the third quarter and first nine months of 2012. The increases mainly reflect higher wage and salary expenses of $36 million in the third quarter and $114 million for the nine-month period. Wage and salary expenses increased due to management and bargaining unit compensation increases, full inclusion in 2012 of operations of certain TELUS-branded wireless dealership businesses acquired throughout 2011, smaller acquisitions in 2012, hiring over the past year to support the growing TV subscriber base, and one additional month of expenses in 2012 from the consolidation of Transactel operations since February 2011. Recoveries in respect of employee defined benefit pension plans decreased by $4 million in the quarter and $17 million for the nine-month period, and employee-related restructuring costs increased by $4 million in the quarter and $16 million for the nine-month period. Share-based compensation increased by $6 million in the quarter and $16 million for the nine-month period as expense recoveries in 2011 associated with net-cash settlement feature were non-recurring. These increases were partly offset by higher capitalization of labour of $9 million in the nine-month period, resulting from higher capital expenditures to-date in 2012.

•                  Depreciation increased year over year by $31 million and $60 million, respectively, in the third quarter and first nine months of 2012. The increases were mainly due to investments in Optik TV and wireless network expansion, as well as retirements, partly offset by an increase in fully depreciated computer and digital cell site equipment.

•                  Amortization of intangible assets decreased year over year by $13 million and $2 million, respectively, in the third quarter and first nine months of 2012 mainly due to an increase in longer-life assets. The decreases were partly offset by retirements, increased investment in network and other software assets, and acquisitions.

Operating income

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
	557	525	6.1%	1,638	1,575	4.0%

Operating income increased by $32 million and $63 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. Wireless EBITDA increased by $70 million in the quarter and $212 million in the nine-month period (see Section 5.4), which was partly offset by decreased wireline EBITDA of $20 million in the quarter and $91 million for the nine-month period (see Section 5.5), and higher total depreciation and amortization expenses.

Financing costs

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Interest expenses	87	90	(3.3)%	266	298	(10.7)%
Interest income and foreign exchange	(1)	2	n/m	(20)	(8)	n/m
	86	92	(6.5)%	246	290	(15.2)%

Financing costs decreased by $6 million and $44 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011, mainly due to lower interest expenses. Interest expenses decreased year over year by $3 million and $32 million, respectively, in the quarter and nine-month periods due to a lower effective interest rate and lower debt levels. The lower effective interest rate resulted mainly from refinancing activities in the second quarter of 2011, where the remaining U.S. dollar Notes matured on June 1 and associated cross currency interest rate swap agreements were settled (combined effective interest rate of 8.5%), funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Interest income and foreign exchange includes interest income of $1 million and $12 million, respectively, in the third quarter and first nine months of 2012 in respect of the settlement of income tax-related matters. The amount in the third quarter of 2011 was a foreign exchange loss. The balances for the first nine months of 2012 and 2011 are mainly foreign exchange gains.

Income taxes

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change		2012	2011	Change
Basic blended tax at weighted average statutory income tax rates	121	117	3.4%		357	349	2.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	(10)	n/m		12	(25)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(2)	—	n/m		(5)	(11)	n/m
Share option award compensation	1	—	n/m		2	—	n/m
Other	—	—	n/m		(1)	(6)	n/m
	120	107	12.1%		365	307	18.9%
Blended federal and provincial statutory tax rates (%)	25.7	27.1	(1.4	)pts.	25.6	27.2	(1.6	)pts.
Effective tax rates (%)	25.5	24.7	0.8	pts.	26.2	23.9	2.3	pts.

Basic blended statutory income taxes increased slightly in the third quarter and first nine months of 2012 when compared to the same periods in 2011, as increases in pre-tax income (8.8% in the quarter and 8.3% for the nine-month period) were partly offset by lower blended statutory income tax rates. Revaluation of deferred income tax liabilities for the first nine months of 2012 includes the effect of the elimination of previously enacted Ontario corporate income tax rate reductions in June 2012. Effective tax rates differ from the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Comprehensive income

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Net income	351	326	7.7%	1,027	978	5.0%
Other comprehensive income (OCI)
Items that may be subsequently reclassified to income	2	13	(84.6)%	4	11	(63.6)%
Item never subsequently reclassified to income	94	(360)	n/m	82	(443)	n/m
	447	(21)	n/m	1,113	546	103.8%

Comprehensive income increased by $468 million and $567 million, respectively, in the third quarter of 2012 and first nine months of 2012 when compared to the same periods in 2011.

•                  Net income increased by $25 million and $49 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

•                  OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and an $11 million increase in the unrealized fair value of an available-for-sale TELUS venture capital investment in the third quarter of 2012.

•                  The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period.

5.4 Wireless segment

Wireless segment revenues increased by $104 million and $275 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Operating revenues — wireless segment

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change		2012	2011	Change
Voice	826	845	(2.2)%		2,433	2,515	(3.3)%
Data	546	444	23.0%		1,556	1,212	28.4%
Network revenue	1,372	1,289	6.4%		3,989	3,727	7.0%
Equipment and other	129	108	19.4%		323	311	3.9%
External operating revenues	1,501	1,397	7.4%		4,312	4,038	6.8%
Intersegment revenue	10	10	—		30	29	3.4%
Total operating revenues	1,511	1,407	7.4%		4,342	4,067	6.8%
Data revenue to network revenue (%)	40	34	6	pts.	39	33	6	pts.

Network revenue increased by $83 million and $262 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

•                  Voice revenue decreased year over year by $19 million and $82 million, respectively, in the third quarter and first nine months of 2012, due to the ongoing trend of declining voice ARPU. The rate of decline in voice revenues has moderated due to increased subscriber adoption of voice-centric plans, as well as reduced billing credits resulting from TELUS’ focus on Clear & Simple® initiatives to improve the customer experience. Year-over-year declines in voice ARPU were due to an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, increased use of included-minute plans for both local and long distance calling, an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes. Voice ARPU was $36.91 and $36.64, respectively, in the third quarter and first nine months of 2012, reflecting year-over-year decreases of $2.71 or 6.8% for the quarter and $3.17 or 8.0% for the nine-month period. Average minutes used were up slightly from one year ago.

•                  Data revenue increased year over year by $102 million and $344 million, respectively, in the third quarter and first nine months of 2012. Higher data revenues reflect subscriber growth, strength in smartphone service revenues and text messaging driven by increased smartphone penetration, higher data roaming volumes, increased adoption of data plans, growth in mobile Internet connection devices and tablets, and increased rates for pay-per-use text messaging, as well as reduced billing credits, partly offset by lower data roaming rates. Data ARPU was $24.51 and $23.56, respectively, in the third quarter and first nine months of 2012, reflecting year-over-year increases of $3.61 or 17% for the quarter and $4.26 or 22% for the nine-month period.

•                  Blended ARPU was $61.42 and $60.20, respectively, in the third quarter and first nine months of 2012, reflecting year-over-year increases of $0.90 or 1.5% in the quarter and $1.09 or 1.8% in the nine-month period. The increases were mainly due to increased roaming and increasing data usage, partly offset by declining voice ARPU. Blended ARPU has increased year over year for eight consecutive quarters.

Year-over-year wireless ARPU growth (%)

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Blended ARPU	1.5	2.4	1.7	1.0	3.0	2.5	2.7	1.9
Data ARPU	17.3	21.1	28.9	35.2	43.8	39.5	34.8	27.1
Voice ARPU	(6.8)	(6.7)	(10.3)	(11.9)	(10.4)	(9.3)	(5.8)	(5.2)

•                  Gross subscriber additions decreased year over year by 38,000 or 8.1% in the third quarter of 2012, and decreased year over year by 116,000 or 8.9% in the first nine months of 2012. Heightened competitive intensity was reflected in price competition for devices, an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants. Postpaid gross additions decreased year over year by 41,000 or 12% in the quarter and 82,000 or 8.8% in the nine-month period. Loading in the third quarter of 2012 was somewhat impacted by delayed customer purchase decisions ahead of the widely anticipated iPhone 5 launch on September 21, while loading year-to-date was also affected by tightened credit policies. Prepaid gross additions increased year over year by 3,000 or 2.5% in the quarter and decreased by 34,000 or 9.1% in the nine-month period. The improvement in the current quarter was mainly due to the August 2012 launch of prepaid services under the Koodo brand.

•                  Net subscriber additions decreased year over year by 3,000 or 2.6% in the third quarter of 2012 and decreased year over year by 21,000 or 8.8% in the first nine months of 2012.

Postpaid net additions decreased year over year by 17,000 in the third quarter of 2012 and increased year over year by 14,000 in the first nine months of 2012. Postpaid net additions in the third quarter were somewhat impacted by delayed customer purchase decisions ahead of the widely anticipated iPhone 5 launch. Although initial demand for the iconic device was significantly stronger than seen previously at the launch of the iPhone 4S, some volume-related system issues were experienced on launch day and initial supplies were constrained. Postpaid net additions in the first half of 2012 and during 2011 were impacted by the loss of subscribers from a federal government wireless contract to a low bid by an established national competitor. Excluding these losses, postpaid net additions were 116,000 and 299,000, respectively, in the third quarter and first nine months of 2012, as compared to 152,000 and 344,000, respectively, in the third quarter and first nine months of 2011. The normalized decreases of 36,000 and 45,000, respectively, for the quarter and the nine-month period resulted from lower postpaid gross subscriber additions, partly offset by continuing strong performance on postpaid churn.

Prepaid net subscriber losses were 5,000 and 72,000, respectively, in the third quarter and first nine months of 2012, as compared to net losses of 19,000 and 37,000, respectively, in the third quarter and first nine months of 2011. Prepaid subscriber losses include conversions to postpaid as part of retention efforts, as well as increased competitive intensity in the lower value market segments and the Company’s choice to not match certain competitive offers. The improvement in the third quarter was partly due to the August 2012 launch of prepaid services under the Koodo brand.

•                  The blended monthly wireless subscriber churn rates were 1.44% and 1.46%, respectively, in the third quarter and first nine months of 2012, as compared to 1.67% and 1.68%, respectively, in the third quarter and first nine months of 2011. The 1.44% blended churn rate for the current quarter is the lowest third quarter churn rate since 2007. Blended churn rates in 2011 included effects from the loss of a federal government wireless contract. Improved churn rates in 2012 are primarily attributed to the Company’s continued focus on the customer experience including the Clear and Simple Device Upgrade program, which makes it easy for postpaid clients to upgrade to new devices before the end of their contracts, as well as focus on retaining high-value clients and tightened credit policies. In addition, in the fourth quarter of 2012, TELUS eliminated activation and renewal fees.

•                  The smartphone adoption rate was 73% of postpaid gross additions in the third quarter of 2012, as compared to 70% in the third quarter of 2011. Smartphone subscribers represented 63% of the postpaid subscriber base at September 30, 2012, as compared to 48% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

Equipment and other revenues increased by $21 million and $12 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. Wireless equipment revenues increased mainly due to higher handset prices from a higher proportion of smartphones in the sales mix, partly offset by lower acquisition and retention volumes and competitive pressures, which drove higher handset subsidies. Retention volumes decreased year over year as significant numbers of postpaid clients upgraded their devices in 2011 under the Clear and Simple Device Upgrade program. Other operating income in the third quarter of 2012 includes $2 million of recoveries of employee costs under eligible government-sponsored employment programs.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	At September 30
	2012	2011	Change
Subscribers (000s)
Postpaid	6,420	5,982	7.3%
Prepaid	1,138	1,229	(7.4)%
Total	7,558	7,211	4.8%
Postpaid proportion of subscriber base (%)	85.0	83.0	2.0	pts.
Total digital population coverage(1) (millions)	34.7	34.3	1.1%
HSPA+ population coverage(2) (millions)	34.3	33.6	2.1%

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
	2012	2011	Change		2012	2011	Change
Subscriber gross additions (000s)
Postpaid	309	350	(11.7)%		850	932	(8.8)%
Prepaid	125	122	2.5%		341	375	(9.1)%
Total	434	472	(8.1)%		1,191	1,307	(8.9)%
Subscriber net additions (000s)
Postpaid	116	133	(12.8)%		291	277	5.1%
Prepaid	(5)	(19)	73.7%		(72)	(37)	(94.6)%
Total	111	114	(2.6)%		219	240	(8.8)%
ARPU(3) ($)	61.42	60.52	1.5%		60.20	59.11	1.8%
Churn, per month(3) (%)	1.44	1.67	(0.23	)pts.	1.46	1.68	(0.22	)pts.
Average monthly minutes of use per subscriber (MOU)	338	332	1.8%		334	331	0.9%
COA(4) per gross subscriber addition(3) ($)	402	397	1.3%		390	373	4.6%
Retention spend to network revenue(3) (%)	11.0	11.9	(0.9	)pts.	10.8	12.0	(1.2	)pts.
EBITDA to network revenue (%)	46.6	44.2	2.4	pts.	47.6	45.2	2.4	pts.

(1)         Including roaming/resale and network access agreements.

(2)        Including network access agreements.

(3)         See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)         Cost of acquisition.

Operating expenses — wireless segment

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Equipment sales expenses	326	312	4.5%	868	864	0.5%
Network operating expenses	169	168	0.6%	506	496	2.0%
Marketing expenses	108	121	(10.7)%	297	334	(11.1)%
General and administration (G&A) expenses:
Employee benefits expense	152	135	12.6%	438	392	11.7%
Other G&A expenses	116	101	14.9%	335	295	13.6%
Total operating expenses	871	837	4.1%	2,444	2,381	2.6%

Wireless segment expenses increased by $34 million and $63 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Equipment sales expenses increased year over year by $14 million and $4 million, respectively, in the third quarter and first nine months of 2012, due to higher per-unit costs from increased smartphone loading for existing clients and new subscribers, partly offset by lower retention and acquisition volumes. With the launch of the iconic iPhone 5 in late-September and strong demand, it is expected that acquisition and retention costs will be further impacted in the fourth quarter of 2012.

•                  Retention costs as a percentage of network revenue were 11.0% and 10.8%, respectively, in the third quarter and first nine months of 2012, or year over year decreases of 0.9 percentage points and 1.2 percentage points, respectively, for the quarter and nine-month period. Decreased retention costs as a percentage of network revenue were primarily due to lower retention volumes resulting from strong retention efforts in the prior year, as postpaid clients took advantage of the Clear and Simple Device Upgrade program. The decreases also resulted from strong network revenue growth, as well as commission savings from recent TELUS-branded wireless dealership acquisitions. These savings were partly offset by higher per-unit subsidy costs as a larger number of clients migrated to more costly smartphones, including the iPhone 5.

•                  COA per gross subscriber addition increased year over year by $5 and $17, respectively, in the third quarter and first nine months of 2012. The increases were primarily due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, as well as higher commissions to support an increasing number of higher value smartphone devices, partly offset by lower advertising and promotions expenses.

Network operating expenses increased year over year by $1 million and $10 million, respectively, in the third quarter and first nine months of 2012. The increases were primarily due to growth in roaming volumes and some increases in operating costs associated with LTE and HSPA network expansion, offset by reduced roaming rates, lower negotiated revenue-share and licensing costs and, for the nine-month period, a one-time roaming-related settlement in the second quarter of 2012.

Marketing expenses decreased year over year by $13 million and $37 million, respectively, in the third quarter and first nine months of 2012. The decreases were due to lower commissions as a result of recent TELUS-branded wireless dealership business acquisitions, as well as lower advertising and promotions expenses.

Total G&A expenses increased year over year by $32 million and $86 million, respectively in the third quarter and first nine months of 2012.

•                  Employee benefits expense increased year over year by $17 million and $46 million, respectively in the third quarter and first nine months of 2012, due to compensation increases, full inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011, higher employee-related restructuring costs in the nine-month period, and to a lesser extent, hiring over the past year to support the growing wireless subscriber base, partly offset in the nine-month period by increased capitalization of labour costs associated with higher capital spending.

•                  Other G&A expenses increased year over year by $15 million and $40 million, respectively in the third quarter and first nine months of 2012, mainly due to higher external labour and other costs to support the growing subscriber base and restructuring costs in 2012 associated with administrative office consolidation.

EBITDA — wireless segment

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	640	570	12.3%		1,898	1,686	12.6%
EBITDA margin (%)	42.4	40.5	1.9	pts.	43.7	41.5	2.2	pts.

The wireless segment EBITDA increased by $70 million and $212 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases reflect strong data revenue growth with 47% flow through of total network revenue to EBITDA. EBITDA margins improved year over year, as the increase in total expenses was held to a rate just over half of the revenue growth rate for the quarter and approximately one-third of the revenue growth rate for the first nine months.

5.5 Wireline segment

Total wireline segment revenues increased by $49 million and $94 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Operating revenues — wireline segment

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Data service and equipment	737	644	14.4%	2,126	1,898	12.0%
Voice local service	351	379	(7.4)%	1,064	1,146	(7.2)%
Voice long distance service	103	116	(11.2)%	322	362	(11.0)%
Other service and equipment	65	75	(13.3)%	196	217	(9.7)%
Service and equipment revenues	1,256	1,214	3.5%	3,708	3,623	2.3%
Other operating income	17	11	54.5%	50	46	8.7%
External operating revenues	1,273	1,225	3.9%	3,758	3,669	2.4%
Intersegment revenue	43	42	2.4%	127	122	4.1%
Total operating revenues	1,316	1,267	3.9%	3,885	3,791	2.5%

Service and equipment revenues increased year over year by $42 million and $85 million, respectively, in the third quarter and first nine months of 2012.

•                  Data service and equipment revenues increased year over year by $93 million and $228 million, respectively, in the quarter and nine-month period. The increases resulted principally from: (i) continued strong subscriber growth in Optik TV services and rate increases for the basic TV service and theme packs; (ii) increased Internet and enhanced data services due to growth from implementation of large enterprise deals, the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win and retain subscribers, and high-speed Internet rate increases; (iii) higher data equipment sales to business customers including a negotiated sale in the third quarter of 2012; and (iv) higher managed workplace revenues from the provision of business process outsourcing services for business customers.

Wireline operating indicators

	At September 30
(000s)	2012	2011	Change
Internet subscribers
High-speed	1,303	1,218	7.0%
Dial-up	35	48	(27.1)%
Total	1,338	1,266	5.7%
TELUS TV subscribers	637	453	40.6%

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
(000s)	2012	2011	Change	2012	2011	Change
Internet subscriber net additions (losses)
High-speed	26	22	18.2%	62	51	21.6%
Dial-up	(3)	(3)	—	(9)	(14)	35.7%
Total	23	19	21.1%	53	37	43.2%
TELUS TV subscriber net additions	42	50	(16.0)%	129	140	(7.9)%

TELUS provides Optik TV and Optik High Speed Internet services in B.C., Alberta and Eastern Quebec, as well as TELUS Satellite TV in B.C. and Alberta. Net additions of high-speed Internet subscribers were stronger in the third quarter of 2012 due to continued strong loading for bundled TV and Internet. Net additions of TELUS TV subscribers were lower in the third quarter and first nine months of 2012 when compared to the same periods in 2011. Relatively stable growth in new TV subscribers and significantly lower churn rates compared to the prior year periods, were more than offset by higher absolute deactivations due the 41% larger subscriber base.

•                  Voice local service revenue decreased year over year by $28 million and $82 million, respectively, in the third quarter and first nine months of 2012. The decreases continue to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, service bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity including price reductions. These factors were partly offset by increases in monthly local rates effective in the third quarters of 2012 and 2011.

Wireline operating indicators

	At September 30
(000s)	2012	2011	Change
Network access lines (NALs)
Residential	1,802	1,952	(7.7)%
Business	1,646	1,689	(2.5)%
Total	3,448	3,641	(5.3)%

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
(000s)	2012	2011	Change	2012	2011	Change
Net (losses) additions in NALs
Residential	(30)	(30)	—	(113)	(94)	(20.2)%
Business	(9)	(13)	n/m	(33)	(4)	n/m
Total	(39)	(43)	(9.3)%	(146)	(98)	(49.0)%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in B.C., Alberta and Eastern Quebec. Residential NAL losses in the third quarter of 2012 were the lowest since the third quarter of 2011. Residential NAL losses for the first nine months of 2012 increased by 19,000 as compared to the prior year, largely the result of heavily discounted home phone promotions from Shaw in B.C. and Alberta early in the first quarter of 2012.

TELUS provides business services nationally. Business NAL losses reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services. Growth in data services such as private IP networks is not measured by business NAL counts and conversion of legacy voice services to IP services causes a decrease in business NALs. Of note, for the first nine months of 2011 business NAL losses were reduced by the implementation of voice and data services for wholesale customers.

•                  Voice long distance service revenue decreased year over year by $13 million and $40 million, respectively, in the third quarter and first nine months of 2012. The decreases reflect ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and over-the-top (OTT) Internet-based services.

•                  Other service and equipment revenue decreased year over year by $10 million and $21 million, respectively, in the third quarter and first nine months of 2012, mainly due to lower sales of voice equipment.

Other operating income increased year over year by $6 million and $4 million, respectively, in the third quarter and first nine months of 2012. The increases included drawdowns from the price cap deferral account in 2012 to recognize provisioning of broadband Internet service to a number of qualifying rural and remote communities, as well as recoveries of employee costs under eligible government-sponsored employment programs. The increase for the nine-month period includes a $9 million gain on land contributed to the TELUS Garden residential real estate redevelopment project recognized in the second quarter of 2012, partly offset by equity losses for the TELUS Garden residential partnership of $2 million. The $9 million second quarter 2012 gain was more than offset by the first quarter 2011, $16 million non-cash gain on Transactel (Barbados) Inc., which reflected a re-measurement of TELUS’ 51% interest at fair value when the Company exercised its purchased call option and asserted control. Transactel operates call centres in Central America.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	556	528	5.3%	1,641	1,572	4.4%
Employee benefits expense	382	341	12.0%	1,117	1,001	11.6%
Total operating expenses	938	869	7.9%	2,758	2,573	7.2%

Total wireline operating expenses increased by $69 million and $185 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Goods and services purchased increased year over year by $28 million and $69 million, respectively, in the third quarter and first nine months of 2012. The increases primarily reflect increased content and support costs for TELUS TV growth (41% year-over-year increase in the subscriber base), and to a lesser extent, increased advertising and promotions primarily supporting Optik High Speed Internet marketing campaigns, and higher cost of goods sold to support increased equipment sales including a significant sale in the third quarter of 2012. The increases were partly offset by lower external labour costs, lower office building lease expenses resulting from administrative office consolidation efforts, and higher prior-year restructuring costs associated with administrative office consolidation.

Employee benefits expense increased year over year by $41 million and $116 million, respectively, in the third quarter and first nine months of 2012. This resulted from increases in compensation, increased full-time equivalent staff supporting growing international business process outsourcing services for business clients, hiring to support the growing TV subscriber base, a lower employee defined benefit pension recovery in 2012, and higher employee-related restructuring costs. The increase for the nine-month period also results from a one-time benefit liability recovery recognized in the second quarter of 2011, smaller acquisitions in 2012 and one month of additional expenses in 2012 from the consolidation of Transactel operations beginning in February 2011.

EBITDA — wireline segment

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	378	398	(5.0)%		1,127	1,218	(7.5)%
Deduct gain net of equity losses related to TELUS Garden residential real estate re-development project	—	—	—		(7)	—	n/m
Deduct Transactel gain	—	—	—		—	(16)	n/m
Adjusted EBITDA	378	398	(5.0)%		1,120	1,202	(6.8)%
Adjusted EBITDA margin (%)	28.7	31.4	(2.7	)pts.	28.9	31.8	(2.9	)pts.

The wireline segment EBITDA decreased by $20 million and $91 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. Adjusted EBITDA decreased by $20 million and $82 million, respectively, in the quarter and nine-month periods. Decreases in adjusted EBITDA and adjusted EBITDA margins continue to reflect ongoing declines in higher margin legacy voice local and long distance services, partly offset by ongoing growth in lower-margin data services (such as Optik TV) and equipment sales.

6.              Changes in financial position

Financial position at:	Sept. 30,	Dec. 31,
($ in millions)	2012	2011	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	45	46	(1)	(2)%	See Section 7: Liquidity and capital resources
Accounts receivable	1,495	1,428	67	5%	Mainly increased days outstanding in wireline receivables, partly offset by a decrease in receivables from wireless dealers and a decrease in days outstanding in wireless postpaid receivables.
Income and other taxes receivable	12	66	(54)	(82)%	Reflects refunds received and a reclassification to Income and other taxes payable.
Inventories	280	353	(73)	(21)%	Primarily a decrease in wireless handsets and accessories due to fewer units on hand.
Prepaid expenses	226	144	82	57%	Primarily prepayment of statutory employee benefits, property taxes, annual wireless licence fees and maintenance contracts, net of amortization.
Derivative assets	14	14	—	—%	—
Current liabilities
Short-term borrowings	403	404	(1)	—%

Both periods include $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6). The remaining balances are draws on bank facilities.

Accounts payable and accrued liabilities	1,547	1,419	128	9%	Primarily increases in trade payables, interest and commodity taxes payable and payroll-related liabilities.
Income and other taxes payable	192	25	167	n/m

Reflects differences in income tax expense and installment payments including taxes on earnings of partnerships for fiscal years ending in the period, as well as a reclassification from Income and other taxes receivable.

Dividends payable	199	188	11	6%	Primarily an increase in the dividend rate.
Advance billings and customer deposits	669	655	14	2%	Primarily an increase in wireless revenue billed in advance due to growth in postpaid subscribers and an increase in advance billings to wireline TV and business customers.
Provisions	41	88	(47)	(53)%

Includes disbursements exceeding employee-related restructuring provisions, payment of certain amounts in dispute and reclassification of $16 million of restructuring provisions from current to non-current.

Current portion of derivative liabilities	2	—	2	n/m	A forward starting interest rate hedge for possible future debt issuance.
Current maturities of long-term debt	969	1,066	(97)	(9)%

Reflects a $97 million decrease in commercial paper, as $300 million of 5.0% Series CB TELUS Corp. Notes due June 2013 that was reclassified from Long-term debt was offset by repayment of $300 million, 4.5% Series CC TELUS Corp. Notes in March 2012.

Working capital (1)	(1,950)	(1,794)	(156)	(9)%

(1)         Current assets subtracting Current liabilities.

Financial position at:	Sept. 30,	Dec. 31,
($ in millions)	2012	2011	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,109	7,964	145	2%	See Capital expenditures in Section 7.2 and Depreciation in Section 5.3 Consolidated operations.
Intangible assets, net	6,126	6,153	(27)	—%	See Capital expenditures in Section 7.2 and Amortization in Section 5.3. Included in the balances for both periods are wireless spectrum licences of $4,867 million
Goodwill, net	3,695	3,661	34	1%	Results mainly from acquisitions.
Real estate joint venture	11	—	11	n/m	TELUS Garden. See Section 7.10 Transactions between related parties.
Other long-term assets	142	81	61	75%	Includes a long-term receivable and deferred costs related to the TELUS Garden project, as well as a reclassification of $26 million with Other long-term pension liabilities.
Investments	32	21	11	52%	Mainly an unrealized fair value adjustment for available-for-sale assets recorded through Other comprehensive income.
Non-current liabilities
Provisions	173	122	51	42%	Includes put liabilities in respect of acquisitions and a $16 million reclassification of restructuring provisions from current to non-current.
Long-term debt	5,213	5,508	(295)	(5)%	Includes the reclassification of $300 million, 5.0% Series CB TELUS Corp. Notes, due June 2013, to Current liabilities.
Other long-term liabilities	1,113	1,343	(230)	(17)%	Primarily a decrease in pension and post-retirement liabilities resulting from funding and investment returns, partly offset by a $26 million reclassification with long-term pension assets.
Deferred income taxes	1,619	1,600	19	1%

Includes deferred income taxes related to unrealized gains and losses on derivatives and pension plan liabilities, reassessments for prior year income tax issues, and a revaluation to reflect future Ontario income tax rates, net of a recovery for the current period arising from reversal of temporary differences.

Owners’ equity
Common Share and Non-Voting Share equity	8,047	7,513	534	7%	Principally Net income of $1,027 million and Other comprehensive income of $86 million, net of dividend declarations of $586 million.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary information — Consolidated statements of cash flows

	Third quarters ended Sept. 30			Nine-month periods ended Sept. 30
($ millions)	2012	2011	Change	2012	2011	Change
Cash provided by operating activities	965	837	15.3%	2,516	1,808	39.2%
Less:
Cash used by investing activities	490	438	11.9%	1,544	1,420	8.7%
Cash used by financing activities	502	364	37.9%	973	349	178.8%
Increase (decrease) in cash and temporary investments, net	(27)	35		(1)	39
Cash and temporary investments, net, beginning of period	72	21		46	17
Cash and temporary investments, net, end of period	45	56		45	56	(19.6)%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $128 million and $708 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011.

Analysis of changes in cash provided by operating activities

($ millions)	Third quarter	Nine- month period
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2011	837	1,808
Year-over-year changes:
Higher adjusted EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	50	130
Lower employer contributions to defined benefit plans, net of employee defined benefits plans expense	3	135
Lower restructuring disbursements net of restructuring costs	33	41
Non-recurring regulatory rebates to residential subscribers in 2011	—	53
Lower interest paid from a lower effective interest rate and lower debt balances	6	40
Higher interest received principally from the settlement of prior years’ income tax-related matters	1	12
(Higher) lower income taxes paid, net of recoveries received	(15)	22
Changes in inventories: decreasing investment in 2012 as compared to increasing investment in 2011	53	153
Other working capital changes	(3)	122
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2012	965	2,516

•                  Employer contributions to defined benefit plans, net of employee defined benefits plans expense, decreased mainly due to lower discretionary contributions ($100 million in January 2012 versus $200 million in January 2011).

•                  Income taxes paid, net, were higher in the quarter mainly due to higher installment payments and were lower for the nine-month period, as higher refunds received were partly offset by higher installment payments.

7.2 Cash used by investing activities

Cash used by investing activities increased by $52 million and $124 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The increases were principally due to the following.

•                  The Company made business acquisitions and related investments complementary to the Company’s existing lines of business of $7 million and $48 million, respectively, in the third quarter and first nine months of 2012. Excepting one acquisition for 55% of the shares of a business, all acquisitions were for 100% ownership of other businesses. This compares to $3 million and $79 million, respectively, for the third quarter and first nine months of 2011, in respect of certain TELUS-branded wireless dealership businesses and Transactel (Barbados) Inc.

•                  In the third quarter and first nine months of 2012, TELUS invested $29 million and $67 million, respectively, in the TELUS Garden real estate joint venture, including the contribution of Company-owned land. In addition, in the third quarter and first nine months of 2012, the Company received distributions of $29 million and $47 million, respectively, from the TELUS Garden real estate joint venture.

•                  In the third quarter and first nine months of 2012, the Company received proceeds of $2 million and $20 million, respectively, from the sale of land and minor investments, including for the nine-month period, $14 million from foreign assets that were held for sale at December 31, 2011.

•                  Comparative changes in working capital with respect to cash payments for capital assets were $39 million for the third quarter and $13 million for the nine-month period, resulting from payment timing differences.

•                  Total capital expenditures increased by $1 million and $125 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. For the first nine-months of 2012, the capital intensity level and cash flow proxy (Adjusted EBITDA less capital expenditures) increased slightly over 2011.

Capital expenditures and related measures

	Third quarters ended Sept. 30				Nine-month periods ended Sept. 30
($ millions, except capital intensity)	2012	2011	Change		2012	2011	Change
Wireless segment	175	157	11.5%		520	340	52.9%
Wireline segment	296	313	(5.4)%		940	995	(5.5)%
Total capital expenditures(1)	471	470	0.2%		1,460	1,335	9.4%
Adjusted EBITDA less capital expenditures(2)	547	498	9.8%		1,558	1,553	0.3%
Capital intensity(3) (%)	17	18	(1	)pt.	18	17	1	pt.

(1)        Capital expenditures exclude changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows. See Note 24(b) of the Condensed interim consolidated financial statements.

(2)        See Section 11.1 EBITDA for the calculation and description.

(3)        Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures increased year over year by $18 million and $180 million, respectively, in the third quarter and first nine months of 2012, principally due to expansion of coverage of TELUS’ urban 4G LTE network for which construction started to ramp up in the second half of 2011. TELUS launched LTE services in 14 metropolitan areas in February 2012 and coverage reached more than 60% of Canada’s population at September 30, 2012. The increases also include expansion of HSPA+ network coverage and capacity, investment in common network components and contributions to Internet data centres (IDCs) to support wireless growth.

Wireless capital intensity was 12% in the first nine months of 2012, up from 8% in the same period in 2011, while wireless cash flow (EBITDA less capital expenditures) was $1,378 million in the first nine months of 2012, up $32 million or 2.4% from the same period in 2011.

•                  Wireline capital expenditures decreased year over year by $17 million and $55 million, respectively, in the third quarter and first nine months of 2012. The decrease for the quarter primarily reflected higher prior-year investments to support business growth. For the nine-month period, lower investments in broadband and business growth were partly offset by higher expenditures for common network growth and sustainment.

Wireline capital intensity was 24% in the first nine months of 2012, down from 26% in the first nine months of 2011. Wireline cash flow (adjusted EBITDA less capital expenditures) was $180 million in the first nine months of 2012, down $27 million or 13% from the first nine months of 2011.

7.3 Cash used provided by financing activities

Cash used by financing activities increased by $138 million and $624 million, respectively, in the third quarter and first nine months of 2012 when compared to the same periods in 2011. The changes include:

•                  Cash dividends paid to the holders of TELUS Common Shares and Non-Voting Shares were $198 million in the third quarter of 2012 and $575 million in the first nine months of 2012. This reflects year-over-year increases of $20 million in the quarter and $112 million for the first nine months. The increases included:

•                  $20 million for the third quarter and $58 million for the first nine months, resulting from higher dividend rates, as well as a slightly higher number of shares outstanding; and

•                  $54 million for the nine-month period, as cash outflows for dividends settled in January 2011 were reduced due to the issuance of TELUS Non-Voting Shares from treasury under the dividend reinvestment and share purchase plan. For dividends declared after March 1, 2011, the Company switched to purchasing TELUS Non-Voting Shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows for dividends.

•                  Repayments and issues of long-term debt

•                  In March 2012, the Company repaid $300 million for the matured TELUS Corporation Series CC 4.5% Notes.

•                  In May 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. The net proceeds of the offering combined with commercial paper issues were applied to the repayment of the June 1, 2011, maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of cross currency interest rate swap agreements.

•                  Changes in commercial paper, short-term borrowing and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low cost funds and is fully backed up by the five-year committed credit facility. Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables).

•                  Commercial paper decreased by $307 million and $97 million, respectively, in the third quarter and first nine months of 2012, with a balance of $669 million at September 30, 2012. This compares to a decrease in commercial paper of $221 million in the third quarter of 2011 and net increase of $657 million in the first nine months of 2011, and a balance of $761 million at September 30, 2011.

•                  Proceeds from securitized trade receivables were $400 million at September 30, 2012, unchanged in the first nine months of 2012 and throughout 2011.

•                  No amounts were drawn against the Company’s five-year credit facility in the first nine months of 2012 or throughout 2011. See Section 7.5 Credit facilities.

•                  Acquisition of additional equity interest in subsidiary from non-controlling interest in 2011

TELUS exercised its second purchased call option in respect of Transactel (Barbados) Inc. The effects of exercising the second purchased call option included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

7.4 Liquidity and capital resource measures

Net debt at September 30, 2012, decreased by $416 million when compared to one year earlier, mainly due to repayment of $300 million matured Notes in March 2012 and a $92 million decrease in commercial paper. Fixed rate debt as a proportion of total indebtedness was 83.8% at September 30, 2012, up slightly from one year earlier due to a lower proportion of commercial paper. The average term to maturity of debt was 5.2 years at September 30, 2012, down slightly from one year earlier due to the passage of time.

Liquidity and capital resource measures

As at, or 12-month periods ended, September 30	2012	2011	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	6,564	6,980	(416)
Total capitalization — book value	14,596	14,846	(250)
EBITDA — excluding restructuring costs	3,944	3,802	142
Net interest cost	333	395	(62)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	83.8	83.4	0.4	pts.
Average term to maturity of debt (years)	5.2	5.4	(0.2)
Net debt to total capitalization(1) (%)	45.0	47.0	(2.0	)pts.
Net debt to EBITDA — excluding restructuring costs(1)	1.7	1.8	(0.1)
Coverage ratios(1) (times)
Earnings coverage	5.8	4.9	0.9
EBITDA — excluding restructuring costs interest coverage	11.8	9.6	2.2
Other 12-month trailing measures
Free cash flow(2) ($ millions)	1,272	908	364
Dividend payout ratio of adjusted net earnings(1) (%)	63	62	1	pt.
Dividend payout ratio(1) (%)	62	59	3	pts.

(1)         See Section 11.4 Definitions of liquidity and capital resource measures.

(2)        See Section 11.2 Free cash flow for the definition.

Total capitalization — book value at September 30, 2012, decreased by $250 million when compared to one year earlier mainly due to a reduction in Net debt, partly offset by an increase in retained earnings.

Earnings coverage for the 12-month period ended September 30, 2012, was 5.8 times, up from 4.9 times one year earlier. Lower gross interest expenses increased the ratio by 0.7, while increased income before gross interest and income taxes increased the ratio by 0.2.

The EBITDA — excluding restructuring costs interest coverage ratio for the 12-month period ended September 30, 2012, was 11.8 times, up from 9.6 times one year earlier. Lower net interest costs increased the ratio by 1.8, while higher EBITDA before restructuring costs increased the ratio by 0.4.

Free cash flow for the 12-month period ended September 30, 2012, increased by $364 million or 40% from the 12-month period ended September 30, 2011. Free cash flow increased mainly due to higher adjusted EBITDA, lower contributions to defined benefit plans including discretionary contributions, lower paid interest and share-based compensation, partly offset by higher capital expenditures.

TELUS long-term financial policies and guidelines

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio remained within the guideline at 1.7 times at September 30, 2012.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

TELUS Corporation has a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At September 30, 2012, TELUS had available liquidity of more than $1.3 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at September 30, 2012

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(669)	1,331
Other bank facilities	—	166	(2)	(119)	—	45
Total	—	2,166	(2)	(119)	(669)	1,376

(1)        Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.7 to 1 at September 30, 2012) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.8 to 1 at September 30, 2012) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The term of the revolving period securitization agreement expires on August 1, 2014. Available liquidity under this agreement was $100 million at September 30, 2012.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of November 9, 2012.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as of November 9, 2012.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ annual 2011 MD&A.

Commitments and contingent liabilities

TELUS Garden

See Transactions with real estate joint venture in Section 7.10.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for the Company to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to the Company’s financial position and the results of its operations, excepting the items disclosed in Note 22(b) of the Condensed interim consolidated financial statements, and in Section 10.4 Litigation and legal matters in this MD&A.

7.9 Outstanding share information

The total number of outstanding and issuable shares at September 30, 2012, as shown in the following table, assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares

At September 30, 2012 (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares outstanding	174.9	150.9	325.8	(1)
Options outstanding and issuable(2)	—	27.1	27.1
Outstanding and issuable shares	174.9	178.0	352.9

(1)         For the purposes of calculating diluted earnings per share, the average number of shares was 328.0 million for the three-month period ended September 30, 2012, and 327.4 million for the nine-month period ended September 30, 2012.

(2)         Assuming full conversion and ignoring exercise prices.

7.10 Transactions between related parties

Investments in significant controlled entities

At September 30, 2012, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2011.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts for key management personnel were $8 million and $26 million for the three-month and nine-month periods ended September 30, 2012, respectively, and $5 million and $19 million for the three-month and nine-month periods ended September 30, 2011, respectively. See Note 23 of the Condensed interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2011, the Company announced that it partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in the Company having a new national headquarter premises. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 leadership in energy and environmental design (LEED) platinum standard and the new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED gold standard. Office tower construction began in the first quarter of 2012, while the residential tower was successfully marketed and construction began in second quarter of 2012.

During the three-month and nine-month periods ended September 30, 2012, the Company had transactions with the real estate joint venture, which is a related party, as set out in Note 17(c) of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture are set out in Note 17(d) of the Condensed interim consolidated financial statements, including the following:

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at September 30, 2012, the real estate joint venture’s contractual commitments for construction were $145 million through to 2015.

Operating leases

In the first quarter of 2012, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture, at market rates. Operating lease payments for the 20-year term total of $230 million, including occupancy costs of $91 million.

Construction credit facilities

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (totalling as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance rate or prime loan and bear interest at rates in line with similar construction financing facilities.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 in TELUS’ annual 2011 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Real estate joint venture

The Company accounts for its interest in the real estate joint venture using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the real estate joint venture and earnings distributed. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to the Company’s remaining interest in the real estate joint venture.

Standards, interpretations and amendments not yet effective and not applied

IAS 19, Employee Benefits (amended 2011)

Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Consolidated statements of income and other comprehensive income, including decreases in Net income of $28 million and $86 million, respectively, for the third quarter and first nine months of 2012, as compared to decreases in Net income of $22 million and $67 million, respectively, for the third quarter and first nine months of 2011. Such decreases are exactly offset in Other comprehensive income. For further detail, see Note 2(c) of the Condensed interim consolidated financial statements. The Company currently expects to initially apply the amended standard for periods beginning on or after January 1, 2013.

9.              Annual guidance for 2012

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management has reaffirmed its revised full-year 2012 guidance provided on August 3, 2012, which was adjusted from targets originally provided in December 2011.

Full-year guidance for 2012 (key performance measures)

	Guidance for 2012	Expected change from 2011 results
Consolidated
Revenues	$10.75 to $11.05 billion	3 to 6%
EBITDA(1)	$3.9 to $4.05 billion	3 to 7%
EPS — basic	$3.75 to $4.15	0 to 10%
Capital expenditures	Approx. $1.95 billion	6%
Wireless segment
Revenue (external)	$5.75 to $5.9 billion	5 to 8%
EBITDA	$2.4 to $2.5 billion	10 to 14%
Wireline segment
Revenue (external)	$5.0 to $5.15 billion	1 to 4%
EBITDA	$1.5 to $1.55 billion	(6) to (3)%

(1)         A non-GAAP measure. See Section 11.1 EBITDA for the definition.

The following key assumptions were made at the time the 2012 targets were announced in December 2011. The preliminary assumption for the expected long-term return on defined benefit pension plan assets was 6.5% for the purposes of the targets announcement, and subsequently set at 6.75%, as disclosed in TELUS’ 2011 MD&A.

Assumptions for 2012 original targets	Result to date or expectation for full year
Ongoing intense wireless and wireline competition in both business and consumer markets

TELUS’ lower total gross and net wireless additions in the first nine months of 2012 reflect slower market growth as well as heightened competitive intensity, including price competition and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and newer entrants.

The Company experienced elevated residential NAL losses early in the first quarter of 2012, resulting from Shaw Communications’ public advertising of heavily discounted home phone, high-speed Internet and cable-TV promotions in Alberta and B.C. that were introduced in November 2011 and extended into early 2012. Residential NAL losses in the third quarter of 2012 were the lowest since the third quarter of 2011. Business NAL losses in 2012 continue to reflect increased competition in the SMB market, as well as technological substitution of voice lines for more efficient IP services.

Continued downward re-pricing of legacy services

Wireless and wireline voice service revenues continue to decline due to price competition and technological substitution to data and IP services. Wireless voice revenue decreased year over year by 3.3% in the first nine months of 2012, resulting from an 8.0% decline in voice ARPU. Wireline local and long distance revenues declined year over year by 7.2% and 11%, respectively, in the first nine months of 2012.

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

Currently trending below the low end of the range, partly due to delayed customer purchase decisions ahead of the widely anticipated iPhone 5 launch on September 21.
TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Management’s original expectation was for slightly positive growth in blended ARPU. Wireless blended ARPU increased year over year by 1.8% in the first nine months of 2012, as a 22% increase in data ARPU more than offset the 8.0% decline in voice ARPU. Roaming revenues have increased.

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Acquisition and retention expenses were $899 million in the first nine months of 2012, or a decrease of $40 million when compared to the same period in 2011. The decrease reflects lower acquisition volumes resulting from slower market growth and intense competitive activity, as well as lower retention volumes resulting from successful retention efforts throughout 2011. Total acquisition and retention expenses are expected to be impacted in the fourth quarter of 2012 by the recent introduction of the iPhone 5, as well as fourth quarter seasonality. Smartphones represented 73% of postpaid gross subscriber additions in the third quarter of 2012, as compared to 70% in the third quarter of 2011.

Ongoing investments for deployment of LTE wireless technology in urban markets

In February 2012, TELUS launched LTE services in 14 metropolitan areas and the Company continues to invest in expanding coverage. Coverage is expected to reach more than two-thirds of Canadians by the end of 2012.

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in network access lines and long distance revenue

Confirmed by results in the first nine months of 2012. Wireline data revenue increased by 12% year over year, which exceeded the aggregate 8.1% year-over-year decline in voice local and long distance revenues.

TELUS TV net additions of 129,000 and high-speed Internet net additions of 62,000 during the first nine months of 2012 exceeded the 146,000 decline in total NALs and 9,000 decline in dial-up Internet subscriptions.

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Initiatives expected to impact restructuring costs are currently estimated at approximately $50 million for the full year. Restructuring costs of $29 million were recorded in the first nine months of 2012, of which $23 million was for employee-related initiatives and $6 million was for the consolidation of administrative office space.

Financing costs of approximately $350 million ($377 million in 2011)

Expectation unchanged. Financing costs of $246 million for the first nine months of 2012 were net of $13 million interest income resulting mainly from the settlement of prior years’ tax matters, as well as $7 million foreign exchange gains.

Assumptions for 2012 original targets	Result to date or expectation for full year
Blended statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

The elimination of previously enacted Ontario corporate income tax rate reductions does not affect the assumption significantly. For the first nine months of 2012, the statutory income tax rate was 25.6% and the effective income tax rate was 26.2%.

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

Expectation is currently for cash income taxes near the bottom of the range. Cash income taxes paid net of recoveries received were $137 million in the first nine months of 2012, comprised of final payments in respect of the 2011 tax year and instalments for 2012 net of refunds received.

A pension accounting discount rate set at 4.5% (75 basis points lower than 2011) and the long-term return set at 6.75% (25 basis points lower than 2011)	Expectation unchanged.
A discretionary one-time pension contribution of $100 million to be made in early 2012 (a discretionary one-time contribution of $200 million was made in January 2011)	The discretionary $100 million contribution was made in January 2012.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Regulatory matters

The following are updates to the Section 10.3 Regulatory matters in TELUS’ annual 2011 MD&A.

Future availability and cost of wireless spectrum

On March 14, 2012, the federal government announced the rules for two spectrum auctions, as well as changes to foreign-ownership restrictions (see Foreign-ownership restrictions below). Industry Canada plans to auction spectrum in the 700 MHz band in mid-2013, to be followed by an auction for spectrum in the 2,500-2,690 MHz bands in 2014.

The spectrum auction rules set a 10 MHz cap on the amount of prime 700 MHz spectrum any individual bidder can acquire. TELUS began urban construction of a wireless 4G LTE network in the second half of 2011 and launched services on this network in February 2012 using the Company’s AWS spectrum acquired in 2008. Any potential roll-out of 4G LTE wireless service to rural markets is dependent on TELUS bidding on and acquiring 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In addition to establishing rules for the 700 MHz auction, Industry Canada also announced its intent to auction spectrum at 2,500-2,690 MHz in 2014. This spectrum is prime spectrum for LTE in urban locations. Currently most of this spectrum is held by Rogers Communications Inc. and Bell Canada through the Inukshuk partnership for fixed broadband. Under the auction rules all carriers will be limited by a 40 MHz cap on bidding on this spectrum. Since Bell and Rogers already control substantial blocks of this spectrum, their ability to bid in the auction will be restricted absent any divestment of existing blocks. For TELUS, the cap provides an opportunity to significantly increase its spectrum holdings for LTE should it succeed in acquiring spectrum. However there is no guarantee TELUS will acquire all the spectrum it might seek under the cap. In addition Rogers or Bell may gain a competitive advantage from their launch of LTE services using their existing allocation in these bands.

As the outcome of these future auctions are unknown, the capital outlay required to bid successfully and the amounts of spectrum that may ultimately be secured in each region are uncertain.

Foreign-ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership and control restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although the Company believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

TELUS and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations, the Telecommunications Act (collectively, the Telecommunications Regulations), the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain its eligibility to operate certain of its subsidiaries that are Canadian carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3% and TELUS must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of its voting shares. These powers have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration.

On June 22, 2012, Globalive brought an application to the CRTC alleging, inter alia, that TELUS was not in compliance with the foreign-ownership restriction. Globalive submitted that the CRTC should initiate a public proceeding to examine TELUS’ compliance with the foreign-ownership restrictions. Subsequent to the Globalive application, TELUS outlined its methodology to monitor and control its foreign-ownership levels and advised that, as of June 29, 2012, 32.59% of TELUS Common Shares were held by non-Canadians, which is below the limit of 33 1/3% prescribed by Canadian laws. Notwithstanding this, Globalive continued to assert that more than 33 1/3% of TELUS Common Shares were held by non-Canadians, based on faulty data that exaggerated the number Common Shares outstanding. In August, TELUS provided additional information in response to a CRTC request. The Company expects a decision from the CRTC in early 2013.

Changes to foreign-ownership restrictions for small common carriers

On March 14, 2012, the federal government announced that it would lift foreign-ownership restrictions on telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total annual revenues, as determined by the CRTC, from the provision of telecommunications services. The amendments to the Telecommunications Act subsequently received Royal Assent and are in force. This will give smaller carriers, both wireless and wireline, the opportunity to raise foreign capital to fund their network construction, operating losses and spectrum bids in 2013 and/or 2014. These changes may also drive consolidation amongst smaller carriers or result in the change of control of a smaller carrier or carriers to a large, well-funded foreign carrier. TELUS is hopeful that these changes to foreign-ownership limits provided by the Government are a first step towards the full liberalization of restrictions across the industry. The recent relaxation of foreign-ownership restrictions for “small” common carriers does not apply to broadcasting distribution undertakings.

Broadcasting distribution undertakings / Vertical integration

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking (renewed until August 31, 2016). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content, subject to adequate regulatory oversight to prevent undue preference by vertically integrated competitors.

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, such as with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010), the acquisition by BCE of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). In addition, Rogers Communications and Quebecor continue to own content assets. The proposed acquisition by BCE of Astral Media announced in March 2012 was rejected by the CRTC on October 18, 2012, however, BCE announced that it intends to appeal this decision to the Federal Cabinet.

TELUS provided its concerns about BCE’s proposed acquisition of Astral Media at the CRTC’s public hearings held in September 2012, and urged the CRTC to not approve the transaction, or only approve the transaction subject to more stringent conditions with respect to providing content to competitors. Had the transaction been approved, BCE would have controlled more than 40% of English language television viewing in Canada according to viewership shares reported by the CRTC. With control of so much popular content, and with one of the largest television, Internet and mobile distribution channels in Canada, BCE would have had opportunity to significantly abuse its market power.

CRTC policy decisions and enforcement proceedings

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets. TELUS is a member of the Canadian Independent Distributors Group (CIDG), which filed a request for dispute resolution of specialty TV services controlled by Bell Media Inc.

On April 5, 2012, in Broadcasting Decision CRTC 2012-208, the CRTC set out its determinations and expectations relating to: the packaging of programming services so that consumer choice is enhanced while ensuring that the objectives set out in the Broadcasting Act are fulfilled; pricing incentives; making non-linear rights available on commercially reasonable terms; and a final-offer arbitration process to set rates. The CRTC also indicated its preference for the parties to arrive at a commercially negotiated agreement, prior to final-offer arbitration.

TELUS was not able to conclude a commercially negotiated renewal agreement for carriage of Bell Media signals. Final-offer arbitration submissions and reply comments were filed with the CRTC in June by TELUS and Bell Media, and separately by the CIDG and Bell Media. On July 20, 2012, the CRTC issued Broadcasting Decision CRTC 2012-393. In this decision, regarding the dispute between Bell Media and TELUS, the Commission chose TELUS’ final offer over Bell Media’s. Accordingly, the Commission directed the parties to execute the TELUS final-offer affiliation agreement by no later than July 25, 2012. The CRTC recognized that the TELUS offer provided consumers greater choice and flexibility, and was innovative in its approach. Notably, TELUS customers will continue to have the discretion to choose sports programming and will not be forced to take such programming as part of the basic “Essentials” channel package.

While TELUS is pleased that the CRTC has selected the final offer that is consistent with the policies adopted in Broadcasting Regulatory Policy CRTC 2011-601, the decision wording provides only weak commitment to enforcing the regulatory safeguards. A new unrelated complaint filed by TELUS against Corus Entertainment Inc. in September 2012 is expected to provide further indication regarding the CRTC’s commitment to enforcement of the safeguards adopted to address concerns relating to vertical integration. The complaint filed against Corus Entertainment relates to a denial of access to content from its Movie Central / HBO Canada service for TELUS’ Optik on the Go service when this same content has been provided by Corus to its related distribution undertakings Shaw Cable and Shaw Direct. TELUS is requesting that the Commission enforce the new “no head start” provision (s. 6.3 of the Pay Television Regulations). Without timely and strict enforcement of the vertical integration safeguards, there is risk that vertically integrated competitors, who own both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers.

Share exchange

On February 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. On May 8, 2012, the Company announced it was withdrawing the plan and that it intended to reintroduce a new proposal in due course. On August 21, 2012, TELUS announced a new proposal in which holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to exchange the Company’s Non-Voting Shares for Common Shares on a one-for-one basis at a general meeting of holders of Common Shares and a class meeting of holders of Non-Voting Shares, respectively, to be held on October 17, 2012.

TELUS Common and Non-Voting shareholders strongly approved the share exchange proposal on October 17. Mason Capital’s four resolutions proposing alternate share exchange ratios were also voted on at the meeting by Common shareholders and did not pass. There can be no assurance that TELUS will win appeals commenced by Mason Capital, that there will not be further court appeals, that the final court order in respect of the arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is risk that the market price of TELUS Non-Voting Shares and/or TELUS Common Shares may decline given that share prices in both classes increased on the announcement of the initial proposal in February 2012.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have introduced, or plan to introduce, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. As the rules are not harmonized, they create risks of significant compliance costs for TELUS and other wireless providers. TELUS asked the CRTC to act to set mandatory uniform national guidelines.

On October 11, 2012, the CRTC issued Telecom Notice of Consultation CRTC 2012-557, to establish a mandatory code to address the clarity and content of mobile wireless services contracts. This code is intended to be a clear and concise list of consumers’ rights and service providers’ responsibilities. The CRTC has also called for comments about whether any code that it establishes should be suspended in provinces or territories that have legislation in place that provides similar protections for mobile wireless consumers. TELUS will participate in this proceeding and supports the establishment of a national wireless services code by the CRTC.

Risk mitigation for regulatory matters: In respect of foreign-ownership restrictions, TELUS continues to advocate for and encourages the Government to expeditiously move to implement a symmetrical foreign-ownership regime for both telecommunications and broadcast distribution. With respect to the foreign ownership of TELUS Common Shares, the Company has robust and effective controls in place to ensure that foreign-ownership levels are respected through a reservation and declaration system. In addition, TELUS has a number of remedies available to it under the Telecommunications Act that are reflected and available to it under its Articles.

In the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS continues to advocate the enforcement of the CRTC vertical integration policy and will continue advocate for further meaningful enforcement and further safeguards as required.

TELUS has advocated for the establishment by the CRTC of a national wireless services consumer code to reduce compliance costs and standardize the terms and conditions of service.

10.2 Human resources

The following are updates to the Section 10.4 Human resources in TELUS’ annual 2011 MD&A.

Collective bargaining

The collective agreement between TELUS and the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 600 professional and supervisory employees in the TELUS Quebec operating region, expired on December 31, 2011. Negotiations to renew this collective agreement began in October 2011. In September 2012, TELUS submitted a request for conciliation to Federal Mediation and Conciliation Services and a conciliator was appointed. Conciliation meetings have been scheduled for November 2012. The terms and conditions in the current collective agreement between TELUS and the SAMT remain in effect until a new agreement is ratified.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.3 Process risks

The following are updates to the Section 10.5 Process risks in TELUS’ annual 2011 MD&A.

Real estate joint venture

Risks associated with the real estate joint venture include possible construction-related cost overruns, financing risks, reputational risks and, for the commercial component of the joint venture, leasing occupancy risks.

Risk mitigation: TELUS has established a joint venture with subsidiaries of Westbank Holdings Ltd., a leading developer of large commercial and real estate projects, to develop the TELUS Garden project. Westbank brings considerable expertise in the successful management of development projects of the scope and scale of TELUS Garden. The residential condominium project was substantially pre-sold prior to the commencement of construction. The commercial development obtained significant lease commitments from TELUS and another major tenant prior to its construction commencing. The success of the commercial project will be dependent on the extent of additional lease commitments obtained in the future, the future leasing market in terms of demand for space and rates in Vancouver for high quality commercial office space, as well as possible construction cost over-runs. Budget-overrun risks for both the residential and commercial projects are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks. There is no assurance that the TELUS Garden project will be completed on budget or on time or obtain lease commitments as planned. Accordingly, TELUS is exposed to the risk of additional equity funding requirements or loss on investment and loan amounts should the project’s business plan not be successfully realized, and reputational risks should the planned high quality of the project not be realized.

10.4 Litigation and legal matters

The following are updates to the Section 10.9 Litigation and legal matters in TELUS’ annual 2011 MD&A.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. TELUS’ appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs (see Section 11.4) is also utilized in measuring compliance with debt covenants. EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and valuation metric.

As in 2012 and 2011, management may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2012	2011	2012	2011
Net income	351	326	1,027	978
Financing costs	86	92	246	290
Income taxes	120	107	365	307
Depreciation	362	331	1,049	989
Amortization of intangible assets	99	112	338	340
Impairment losses (reversals) for capital assets	—	—	—	—
EBITDA (standardized EBITDA in CICA guideline)	1,018	968	3,025	2,904
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	—	—	(7)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Adjusted EBITDA	1,018	968	3,018	2,888

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2012	2011	2012	2011
EBITDA	1,018	968	3,025	2,904
Capital expenditures	(471)	(470)	(1,460)	(1,335)
EBITDA less capital expenditures	547	498	1,565	1,569
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	—	—	(7)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Adjusted EBITDA less capital expenditures	547	498	1,558	1,553

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2012	2011	2012	2011
EBITDA (see Section 11.1)	1,018	968	3,025	2,904
Deduct gain net of equity losses related to the TELUS Garden residential real estate redevelopment project	—	—	(7)	—
Deduct interest income recorded in Other operating income	(1)	—	(1)	—
Deduct non-cash gain on 51% interest in Transactel (Barbados) Inc. re-measured at acquisition-date fair value	—	—	—	(16)
Restructuring (disbursements) net of restructuring costs	(2)	(35)	(13)	(54)
Items from the Consolidated statements of cash flows
Share-based compensation	13	8	29	8
Net employee defined benefit plans expense (recovery)	(4)	(8)	(7)	(24)
Employer contributions to employee defined benefit plans	(14)	(13)	(145)	(263)
Interest paid	(56)	(62)	(228)	(268)
Interest received	1	—	12	—
Income taxes refunded (paid), net	(58)	(43)	(137)	(159)
Capital expenditures	(471)	(470)	(1,460)	(1,335)
Free cash flow (management’s definition)	426	345	1,068	793

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2012	2011	2012	2011
Cash provided by operating activities	965	837	2,516	1,808
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(471)	(470)	(1,460)	(1,335)
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	494	367	1,056	473
Deduct proceeds from disposition of capital assets	—	—	—	—
Adjustments to reconcile to cash provided by operating activities	(68)	(22)	12	320
Free cash flow (management’s definition)	426	345	1,068	793

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

	Twelve-month periods ended September 30
($ millions, except ratio)	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	1,273	1,198
Income taxes	434	372
Gross interest expense	357	404
Numerator	2,064	1,974
Denominator — Gross interest expense	357	404
Ratio (times)	5.8	4.9

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

($, except ratios)	2012	2011
Dividend payout ratio
Numerator — Annualized third quarter dividend declared per Common Share and Non-Voting Share	2.44	2.20
Denominator — Net income per Common Share and Non-Voting Share, four quarters ended Sept. 30	3.92	3.70
Ratio (%)	62	59
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.44	2.20
Adjusted net earnings, four quarters ended September 30 ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,273	1,198
Deduct net favourable income tax-related adjustments	(12)	(21)
Deduct after-tax gain net of equity losses related to the TELUS Garden residential project	(6)	—
Deduct after-tax Transactel gain	—	(12)
Net-cash settlement feature	(4)	(13)
	1,251	1,152
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.85	3.56
Adjusted ratio (%)	63	62

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $45 million for 12-month period ended September 30, 2012, and $57 million for the 12-month period ended September 30, 2011. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a twelve-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — the nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA — excluding restructuring costs). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable, it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

	At September 30
($ millions)	2012	2011
Long-term debt including current portion	6,182	6,568
Debt issuance costs netted against long-term debt	24	29
Cash and temporary investments	(45)	(56)
Short-term borrowings	403	439
Net debt	6,564	6,980

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the 12-month periods ended September 30, 2012 and 2011, are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

	At September 30
($ millions)	2012	2011
Net debt	6,564	6,980
Owners’ equity	8,047	7,878
Add back (Deduct): Accumulated other comprehensive loss (income)	(15)	(12)
Total capitalization — book value	14,596	14,846

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except per share amounts)	2012	2011	2012	2011
OPERATING REVENUES
Service	$2,551	$2,443	$7,481	$7,159
Equipment	204	169	537	503
	2,755	2,612	8,018	7,662
Other operating income	19	10	52	45
	2,774	2,622	8,070	7,707
OPERATING EXPENSES
Goods and services purchased	1,222	1,178	3,490	3,410
Employee benefits expense	534	476	1,555	1,393
Depreciation	362	331	1,049	989
Amortization of intangible assets	99	112	338	340
	2,217	2,097	6,432	6,132
OPERATING INCOME	557	525	1,638	1,575
Financing costs	86	92	246	290
INCOME BEFORE INCOME TAXES	471	433	1,392	1,285
Income taxes	120	107	365	307
NET INCOME	351	326	1,027	978
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	7	(5)	9
Foreign currency translation adjustment arising from translating financial statements of foreign operations	(7)	6	(2)	2
Change in unrealized fair value of available-for-sale financial assets	11	—	11	—
	2	13	4	11
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	94	(360)	82	(443)
	96	(347)	86	(432)
COMPREHENSIVE INCOME	$447	$(21)	$1,113	$546
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$351	$325	$1,027	$973
Non-controlling interests	—	1	—	5
	$351	$326	$1,027	$978
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$447	$(22)	$1,113	$541
Non-controlling interests	—	1	—	5
	$447	$(21)	$1,113	$546
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$1.08	$1.00	$3.16	$3.00
Diluted	$1.07	$1.00	$3.14	$2.98
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.61	$0.55	$1.800	$1.625
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	326	325	325	324
Diluted	328	327	327	326

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and temporary investments, net	$45	$46
Accounts receivable	1,495	1,428
Income and other taxes receivable	12	66
Inventories	280	353
Prepaid expenses	226	144
Derivative assets	14	14
	2,072	2,051
Non-current assets
Property, plant and equipment, net	8,109	7,964
Intangible assets, net	6,126	6,153
Goodwill, net	3,695	3,661
Real estate joint venture	11	—
Other long-term assets	142	81
Investments	32	21
	18,115	17,880
	$20,187	$19,931

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$403	$404
Accounts payable and accrued liabilities	1,547	1,419
Income and other taxes payable	192	25
Dividends payable	199	188
Advance billings and customer deposits	669	655
Provisions	41	88
Derivative liabilities	2	—
Current maturities of long-term debt	969	1,066
	4,022	3,845
Non-current liabilities
Provisions	173	122
Long-term debt	5,213	5,508
Other long-term liabilities	1,113	1,343
Deferred income taxes	1,619	1,600
	8,118	8,573
Liabilities	12,140	12,418
Owners’ equity
Common Share and Non-Voting Share equity	8,047	7,513
	$20,187	$19,931

2

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	$351	$326	$1,027	$978
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	461	443	1,387	1,329
Deferred income taxes	147	84	(4)	257
Share-based compensation	13	8	29	8
Net employee defined benefit plans expense	(4)	(8)	(7)	(24)
Employer contributions to employee defined benefit plans	(14)	(13)	(145)	(263)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration	—	—	—	(16)
Other	(7)	(11)	(7)	(42)
Net change in non-cash operating working capital	18	8	236	(419)
Cash provided by operating activities	965	837	2,516	1,808
INVESTING ACTIVITIES
Cash payments for capital assets	(475)	(435)	(1,463)	(1,345)
Cash payments for acquisitions and related investments	(7)	(3)	(48)	(79)
Real estate joint venture advances and contributions	(29)	—	(67)	—
Real estate joint venture receipts	29	—	47	—
Proceeds on dispositions	2	—	20	—
Other	(10)	—	(33)	4
Cash used by investing activities	(490)	(438)	(1,544)	(1,420)
FINANCING ACTIVITIES
Non-Voting Shares issued	—	—	—	19
Dividends paid to holders of Common Shares and Non-Voting Shares	(198)	(178)	(575)	(463)
Issuance and repayment of short-term borrowing	3	35	(1)	39
Long-term debt issued	928	700	3,624	3,110
Redemptions and repayment of long-term debt	(1,235)	(921)	(4,021)	(2,993)
Acquisition of additional equity interest in subsidiary from non-controlling interest	—	—	—	(51)
Dividends paid by a subsidiary to non-controlling interest	—	—	—	(4)
Other	—	—	—	(6)
Cash provided (used) by financing activities	(502)	(364)	(973)	(349)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(27)	35	(1)	39
Cash and temporary investments, net, beginning of period	72	21	46	17
Cash and temporary investments, net, end of period	$45	$56	$45	$56
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(56)	$(62)	$(228)	$(268)
Interest received	$1	$—	$12	$—
Income taxes (inclusive of Investment Tax Credits) (paid), net	$(58)	$(43)	$(137)	$(159)

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segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$1,501	$1,397	$1,273	$1,225	$—	$—	$2,774	$2,622
Intersegment revenue	10	10	43	42	(53)	(52)	—	—
	$1,511	$1,407	$1,316	$1,267	$(53)	$(52)	$2,774	$2,622
EBITDA(1)	$640	$570	$378	$398	$—	$—	$1,018	$968
CAPEX(2)	$175	$157	$296	$313	$—	$—	$471	$470
EBITDA less CAPEX	$465	$413	$82	$85	$—	$—	$547	$498
					Operating revenues (above)		$2,774	$2,622
					Goods and services purchased		1,222	1,178
					Employee benefits expense		534	476
					EBITDA (above)		1,018	968
					Depreciation		362	331
					Amortization		99	112
					Operating income		557	525
					Financing costs		86	92
					Income before income taxes		$471	$433

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$4,312	$4,038	$3,758	$3,669	$—	$—	$8,070	$7,707
Intersegment revenue	30	29	127	122	(157)	(151)	—	—
	$4,342	$4,067	$3,885	$3,791	$(157)	$(151)	$8,070	$7,707
EBITDA(1)	$1,898	$1,686	$1,127	$1,218	$—	$—	$3,025	$2,904
CAPEX(2)	$520	$340	$940	$995	$—	$—	$1,460	$1,335
EBITDA less CAPEX	$1,378	$1,346	$187	$223	$—	$—	$1,565	$1,569
					Operating revenues (above)		$8,070	$7,707
					Goods and services purchased		3,490	3,410
					Employee benefits expense		1,555	1,393
					EBITDA (above)		3,025	2,904
					Depreciation		1,049	989
					Amortization		338	340
					Operating income		1,638	1,575
					Financing costs		246	290
					Income before income taxes		$1,392	$1,285

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).

4